Novartis Fourth Quarter and Full Year 2020

Condensed financial report – Supplementary Data

Novartis Global Communications

Novartis Fourth Quarter and Full Year 2020
Condensed Financial Report – Supplementary Data

Group

Key figures [1,2]	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales to third parties from continuing operations	12 770	12 403	3	1	48 659	47 445	3	3
Divisional operating income from continuing operations	2 758	2 015	37	42	10 215	9 838	4	10
Corporate income and expense, from continuing operations, net	-114	-192	41	45	-63	-752	nm	nm
Operating income from continuing operations	2 644	1 823	45	51	10 152	9 086	12	19
As % of net sales	20.7	14.7			20.9	19.2
Income from associated companies	141	150	-6	-6	673	659	2	2
Interest expense	-201	-203	1	0	-869	-850	-2	-4
Other financial income and expense	-25	-11	nm	nm	-78	45	nm	nm
Taxes	-460	-630	27	24	-1 807	-1 793	-1	-7
Net income from continuing operations	2 099	1 129	86	93	8 071	7 147	13	20
Net income from discontinued operations						4 590
Net income	2 099	1 129	86	93	8 071	11 737	-31	-27
Basic earnings per share from continuing operations (USD)	0.92	0.50	84	93	3.55	3.12	14	21
Basic earnings per share from discontinued operations (USD)						2.00	nm	nm
Basic earnings per share (USD)	0.92	0.50	84	93	3.55	5.12	-31	-26
Cash flows from operating activities from continuing operations	4 005	3 540	13		13 650	13 547	1
Free cash flow from continuing operations	3 342	3 488	-4		11 691	12 937	-10

Core
Core operating income from continuing operations	3 501	3 462	1	2	15 416	14 112	9	13
As % of net sales	27.4	27.9			31.7	29.7
Core net income from continuing operations	3 034	2 985	2	3	13 158	12 104	9	12
Core net income from discontinued operations						278
Core net income	3 034	2 985	2	3	13 158	12 382	6	9
Core basic earnings per share from continuing operations (USD)	1.34	1.32	2	3	5.78	5.28	9	13
Core basic earnings per share from discontinued operations (USD)						0.12
Core basic earnings per share (USD)	1.34	1.32	2	3	5.78	5.40	7	10

nm = not meaningful

1 Continuing operations include the businesses of Innovative Medicines and Sandoz Division as well as continuing corporate functions and discontinued operations include the business of Alcon. See page 43 for full explanation.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 55. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

Strategy & COVID-19 update

•	During 2020, we continued focusing Novartis as a leading medicines company powered by advanced therapy platforms and data science
•	We continued to advance transformative innovation for patients, including treatments for hyperlipidemia and multiple sclerosis
•	Received 26 approvals for new treatments as well as new indications for existing treatments in the US, the EU, Japan and China
•	Made significant progress to solidify our culture journey towards an inspired, curious and unbossed organization
•	Advanced an enterprise-wide digital transformation spanning the entire value chain
•	We are bringing our Digital Function and Novartis Business Services together to build a new organization called Customer & Technology Solutions (CTS), effective February 1, 2021
•
We made significant strides in building trust with society and issued the healthcare industry’s first sustainability bond linked to access to medicines and committed to carbon neutral emissions by 2030. Significant improvements recognized by third party ESG rating agencies

•	During the year, there have been COVID-19 related lockdowns in several geographies negatively impacting certain therapeutic areas, most notably in: ophthalmology, dermatology and the Sandoz retail business
•	Our operations remain stable and cash collections continue to be according to our normal trade terms, with days sales outstanding at normal levels
•	Novartis remains well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities
•	Drug development operations are continuing with manageable disruptions (please see Innovation Review section), with our range of digital technologies allowing us to proactively manage our clinical trials portfolio and rapidly mitigate any disruptions.
•	Novartis continues to work closely with third parties to fight the COVID-19 pandemic
•	Novartis launched a first-of-its-kind not-for-profit portfolio of 15 medicines for symptomatic treatment of COVID-19. The portfolio is sold at no profit to governments in up to 79 eligible low and lower middle income countries
•	Announced a collaboration with Molecular Partners to develop, manufacture and commercialize Molecular Partners’ anti-COVID-19 DARPin® program, for the prevention and treatment of COVID-19

Financials

In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data into “continuing” and “discontinued” operations. The results of the Alcon business in 2019 are reported as discontinued operations. See page 43 and Notes 2, 3 and 10 in the Condensed Financial Report for a full explanation.
The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz, as well as the continuing Corporate functions. We also provide information on discontinued operations.
Continuing operations fourth quarter
Net sales
Net sales were USD 12.8 billion (+3%, +1% cc) in the fourth quarter driven by volume growth of 6 percentage points, offset by price erosion of 2 percentage points and the negative impact from generic competition of 3 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 114 million in the fourth quarter compared to an expense of

USD 192 million in prior year, mainly driven by income from a fair value adjustment on contingent receivables, partially offset by unfavorable contributions from the Novartis Venture Fund.
Operating income
Operating income was USD 2.6 billion (+45%, +51% cc) mainly due to lower impairments, lower legal charges and income from contingent receivables.
Core operating income was USD 3.5 billion (+1%, +2% cc) mainly driven by higher sales. Core operating income margin was 27.4% of net sales, decreasing by 0.5 percentage points (+0.4 percentage points cc).
Income from associated companies
Income from associated companies decreased from USD 150 million in prior year to USD 141 million in the fourth quarter of 2020 driven by a lower estimated share of income from Roche Holding AG.
Core income from associated companies decreased from USD 242 million in prior year to USD 229 million in the fourth quarter of 2020 in line with the decrease in reported income from associated companies.
Interest expense and other financial income/expense
Interest expense amounted to USD 201 million compared to prior year interest expense of USD 203 million. Other financial income and expense amounted to a loss of USD 25 million compared to a loss of USD 11 million in the prior year mainly due to lower interest income in the current period.
Taxes
The tax rate for continuing operations in the fourth quarter was 18.0% compared to 35.8% in the prior year. The current year fourth quarter was mainly impacted by uncertain tax positions and the effect of adjusting to the full year tax rate, which was higher than previously estimated. The prior year fourth quarter was negatively impacted by a one-time, non-cash deferred tax expense resulting from legal entity reorganizations.
The core tax rate for continuing operations was 13.5% compared to 14.6% in prior year, mainly result of effect of adjusting to the full year core tax rate, which was less than previously estimated and a change in profit mix.
Net income, EPS and free cash flow
Net income was USD 2.1 billion (+86%, +93% cc) driven by higher operating income and benefiting from lower taxes. EPS was USD 0.92 (+84%, +93% cc), growing in line with net income.

Core net income was USD 3.0 billion (+2%, +3% cc) mainly driven by growth in core operating income. Core EPS was USD 1.34 (+2%, +3% cc), growing in line with core net income.

Free cash flow from continuing operations amounted to USD 3.3 billion (-4%) compared to USD 3.5 billion in the prior year quarter, as higher cash flows from operating activities were more than offset by increased net investment for intangible assets.

Continuing operations full year
Net sales
Net sales were USD 48.7 billion (+3%, +3% cc) in the full year mainly driven by Entresto, Zolgensma and Cosentyx. Volume contributed 9 percentage points to sales growth, partly offset by price erosion of 3 percentage points and the negative impact from generic competition of 3 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 63 million in the full year, compared to an expense of USD 752 million in prior year, mainly driven by favorable contributions from the Novartis Venture Fund, income from a fair value adjustment on contingent receivables, royalty settlement gains related to intellectual property rights and lower restructuring costs.
Operating income
Operating income was USD 10.2 billion (+12%, +19% cc) mainly driven by higher sales and productivity including lower spend.
Core operating income was USD 15.4 billion (+9%, +13% cc) mainly driven by higher sales, improved gross margin and productivity including lower spend. Core operating income margin was 31.7% of net sales, increasing by 2.0 percentage points (+2.8 percentage points cc).
Income from associated companies
Income from associated companies amounted to USD 673 million in 2020 compared to USD 659 million in the prior year. This comprises mainly the share of income from Roche amounting to USD 677 million, which was broadly in line with the prior year amount of USD 662 million.
Core income from associated companies was USD 1.1 billion in 2020, in line with the prior year, mainly driven by the core income contribution from Roche.
Interest expense and other financial income/expense
Interest expense increased to USD 869 million from USD 850 million in the prior year, mainly due to an increase in interest expense from discounting long term-liabilities. Other financial income and expense amounted to a loss of USD 78 million compared to an income of USD 45 million in prior year mainly due to lower interest income in 2020.

Taxes

The tax rate for continuing operations was 18.3% compared to 20.1% in the prior year. The current year tax rate was impacted by the effect of non-deductible legal charges and uncertain tax positions. The prior year tax rate was impacted by a one-time, non-cash deferred tax expense resulting from legal entity reorganizations, a prior year item and an increase to an uncertain tax position, partially offset by the deferred tax credit from Swiss tax reform.

Excluding these impacts, the rate from continuing operations would have been 15.6% compared to 15.4% in the prior year. The increase from prior year was mainly the result of a change in profit mix.

The core tax rate for continuing operations was 15.4% compared to 16.0% in prior year, mainly as a result of change in profit mix.

Net income, EPS and free cash flow
Net income was USD 8.1 billion (+13%, +20% cc) mainly driven by higher operating income. EPS was USD 3.55 (14%, +21% cc), growing faster than net income and benefiting from lower weighted average number of shares outstanding.
Core net income was USD 13.2 billion (+9%, +12% cc) mainly driven by growth in core operating income. Core EPS was USD 5.78 (+9%, +13% cc), growing faster than core net income and benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 11.7 billion (-10%) compared to USD 12.9 billion in 2019, as higher operating income adjusted for non-cash items was more than offset by payments related to legal matters and lower divestment proceeds.
Discontinued operations
Discontinued operations include the business of Alcon and certain corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, the prior year included three months of operating results of the divested business.
In 2020, there were no operational activities related to discontinued operations. In the full year of 2019, discontinued operations net sales were USD 1.8 billion, operating income amounted to USD 71 million and net income from discontinued operations was USD 4.6 billion, including the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. For further details see Note 2 “Selected critical accounting policies - Distribution of Alcon Inc. to Novartis AG shareholders”, Note 3 “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders” and Note 10 “Discontinued operations” in the Condensed Financial Report.
Total Group full year
For the total Group, net income amounted to USD 8.1 billion compared to USD 11.7 billion in the prior year, including the non-taxable non-cash net gain on distribution of Alcon Inc. which amounted to USD 4.7 billion. Basic earnings per share was USD 3.55 compared to USD 5.12 in prior year. Cash flow from operating activities for the total Group amounted to USD 13.6 billion and free cash flow to USD 11.7 billion.

Innovative Medicines

	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	10 233	9 920	3	1	39 013	37 714	3	4
Operating income	2 386	2 210	8	12	9 172	9 287	-1	4
As % of net sales	23.3	22.3			23.5	24.6
Core operating income	3 212	3 122	3	3	13 645	12 650	8	11
As % of net sales	31.4	31.5			35.0	33.5

COVID-19 impacts
The pandemic continues to negatively impact demand in certain therapeutic areas, mainly in dermatology and ophthalmology. Despite this, full year sales grew 4% (cc) with core operating income growing 11% (cc) driven by the launch uptake of Zolgensma and Piqray as well as continuing momentum on Entresto, Cosentyx, Promacta/Revolade, Jakavi, Kisqali and Tafinlar + Mekinist.

Fourth quarter

Net sales
Net sales were USD 10.2 billion (+3%, +1% cc) with volume contributing 6 percentage points to growth, pricing a negative 1 percentage point and generic competition had a negative impact of 4 percentage points mainly due to Afinitor and Exjade.
In the US (USD 3.7 billion) sales were -2% versus prior year, as growth of Entresto, Cosentyx and Promacta/Revolade was more than offset by generic impacts, mainly on Afinitor and Exjade. In Europe (USD 3.7 billion, +12%, +7% cc) sales grew driven by strong performance of Zolgensma, Jakavi, Entresto, Cosentyx and Ilaris. Japan sales were USD 0.6 billion (-1%, -5% cc) as growth was negatively impacted by the Galvus co-promotion agreement. Emerging Growth Markets grew +1% (+3% cc), including double-digit growth in China, with the launches of Entresto and Cosentyx.
Pharmaceuticals BU sales were USD 6.4 billion (+4%, +2% cc). There was continued growth momentum from Entresto (USD 716 million, +38%, +35% cc), Cosentyx (USD 1.1 billion, +15%, +13% cc) and Zolgensma (USD 254 million, +37%, +33% cc). Growth was partly offset by declines in Established Medicines and mature Ophthalmology brands due to generic impacts and COVID-19.
Oncology BU sales were broadly in line with prior year (USD 3.8 billion, +2%, +1% cc). Strong performance of Promacta/Revolade (USD 471 million, +24%, +23% cc), Jakavi (USD 376 million, +28%, +24% cc), Tafinlar + Mekinist (USD 408 million, +15%, +13% cc), Kymriah (USD 141 million, +47%, +42%), Adakveo (USD 34 million) and Kisqali (USD 184 million, +19%, +18% cc) was offset by generic competition, mainly for Afinitor and Exjade, and the negative impact of the COVID-19 pandemic.
Operating income
Operating income was USD 2.4 billion (+8%, +12% cc). The increase was mainly due to lower legal charges, partly offset by lower divestment gains. Operating income margin was 23.3% of net sales increasing 1.0 percentage point (+2.3 percentage points in cc).
Core adjustments were USD 0.8 billion, mainly due to amortization, compared to USD 0.9 billion in prior year. Core adjustments decreased compared to prior year mainly due to lower legal charges, partly offset by lower divestment gains.
Core operating income was USD 3.2 billion (+3%, +3% cc) mainly driven by higher sales. Core operating income margin was 31.4% of net sales, decreasing 0.1 percentage points (+0.7 percentage points cc). Core gross margin as a percentage of sales increased by 0.2 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.3 percentage points (cc). Core SG&A expenses declined by 1.0 percentage points (cc) benefiting from COVID-19 related spending impacts. Core Other Income and Expense net decreased the margin by 0.8 percentage points (cc) mainly due to lower core divestments.
Full year
Net sales
Net sales were USD 39.0 billion (+3%, +4% cc) with volume contributing 10 percentage points to growth, pricing a negative 3 percentage points and generic competition had a negative impact of 3 percentage points.
The US (USD 14.3 billion, +4%) delivered strong performance of Entresto, Zolgensma and Cosentyx. Europe sales (USD 13.5 billion, +5%, +4% cc) grew driven by Entresto, Zolgensma, Jakavi, Kisqali and Kymriah. Japan sales were USD 2.4 billion (0%, -3% cc) as growth was negatively impacted by the Galvus co-promotion agreement. Emerging Growth Markets sales grew +3% (+7% cc), led by double-digit growth in China, including the launches of Cosentyx and Entresto.
Pharmaceuticals BU grew 4% (+5% cc) driven by Entresto (USD 2.5 billion, +45%, +44% cc), Zolgensma (USD 0.9 billion), Cosentyx (USD 4.0 billion, +13%, +13% cc), Ilaris (USD 0.9 billion, +30%, +31% cc) and the Xiidra acquisition. Growth was partly offset by declines in Gilenya, and lower demand for Lucentis due to COVID-19. Other Ophthalmology products were also impacted by both COVID-19 and generic competition.

Oncology BU grew 2% (+3% cc) driven by Promacta/Revolade (USD 1.7 billion, +23%, +23% cc), Jakavi (USD 1.3 billion, +20%, +20% cc), Kisqali (USD 0.7 billion, +43%, +45% cc), Tafinlar + Mekinist (USD 1.5 billion, +15%, +16% cc) and Piqray (USD 0.3 billion), partly offset by generic competition for Afinitor and Exjade.

Operating income
Operating income was USD 9.2 billion (-1%, +4% cc). Growth at constant currencies was mainly driven by sales growth, partly offset by lower divestment gains and higher amortization. Operating income margin was 23.5% of net sales, decreasing 1.1 percentage points (+0.1 percentage points cc).
Core adjustments were USD 4.5 billion mainly due to USD 3.0 billion of amortization. Core adjustments increased compared to prior year (USD 3.4 billion) mainly due to lower divestment gains and higher amortization.
Core operating income was USD 13.6 billion (+8%, +11% cc) mainly driven by sales growth, lower COVID-19 related spending and improved gross margin productivity. Core operating income margin was 35.0% of net sales, increasing 1.5 percentage points (+2.2 percentage points cc). Core gross margin increased by 0.4 percentage points (cc) mainly driven by productivity. Core R&D expenses as a percentage of net sales decreased by 0.9 percentage points (cc) mainly driven by the higher net sales, productivity and COVID-19 related spending impacts. Core SG&A expenses declined by 1.2 percentage points (cc) benefiting from COVID-19 related spending impacts. Core Other Income and Expense net decreased the margin by 0.3 percentage points (cc).

ONCOLOGY BUSINESS UNIT

	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Tasigna	513	491	4	3	1 958	1 880	4	5
Promacta/Revolade	471	380	24	23	1 738	1 416	23	23
Tafinlar + Mekinist[1]	408	356	15	13	1 542	1 338	15	16
Sandostatin	363	402	-10	-11	1 439	1 585	-9	-8
Jakavi	376	293	28	24	1 339	1 114	20	20
Gleevec/Glivec	291	313	-7	-9	1 188	1 263	-6	-6
Afinitor/Votubia	259	365	-29	-30	1 083	1 539	-30	-29
Kisqali	184	155	19	18	687	480	43	45
Exjade/Jadenu	156	231	-32	-35	653	975	-33	-33
Votrient	147	177	-17	-18	635	755	-16	-15
Kymriah	141	96	47	42	474	278	71	68
Lutathera	109	107	2	1	445	441	1	1
Piqray	84	67	25	25	320	116	176	176
Adakveo	34	1	nm	nm	105	1	nm	nm
Tabrecta	17		nm	nm	35		nm	nm
Other	264	294	-10	-12	1 070	1 189	-10	-10
Total Oncology business unit	3 817	3 728	2	1	14 711	14 370	2	3
1 Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy nm = not meaningful
Tasigna (USD 513 million, +4%, +3% cc) sales grew in US, China and Japan, partly offset by a decline in Europe.
Promacta/Revolade (USD 471 million, +24%, +23% cc) double-digit growth continued across all regions, driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA) in the US.
Tafinlar + Mekinist (USD 408 million, +15%, +13% cc), the worldwide leader in BRAF/MEK-inhibition, continued to show strong growth driven by demand in adjuvant melanoma, as well as NSCLC. Tafinlar + Mekinist is the first and only targeted therapy to achieve five-year relapse-free survival (RFS) and overall survival (OS) data in the adjuvant and metastatic melanoma settings, respectively. More than 150,000 patients have been treated with Tafinlar + Mekinist worldwide to date.
Sandostatin (USD 363 million, -10%, -11% cc) sales declined due to ongoing competitive pressure in Emerging Growth Markets, US, Europe and Japan. The brand also continues to be impacted by generic competition in Europe.
Jakavi (USD 376 million, +28%, +24% cc) double-digit growth was driven by strong demand in the myelofibrosis and polycythemia vera indications. Data readouts from two Phase III studies (REACH2 and REACH3) now show Jakavi significantly improves outcomes in patients with steroid-resistant/dependent graft-versus-host disease (GvHD) compared to best available therapy. Regulatory filings based on the GvHD data are planned for 2021.
Gleevec/Glivec (USD 291 million, -7%, -9% cc) declined due to increased generic competition.
Afinitor/Votubia (USD 259 million, -29%, -30% cc) declined due to generic competition in the US, Europe and Emerging Growth Markets.
Kisqali (USD 184 million, +19%, +18% cc) continued to see strong growth in Europe, US and Emerging Growth Markets benefiting from the ongoing impact of positive overall survival (OS) data from two pivotal Phase III trials (MONALEESA-7 and MONALEESA-3). Kisqali stands apart as the only CDK4/6 inhibitor that significantly improves OS in two large Phase III trials, regardless of metastatic sites, endocrine treatment (ET) resistance, ET partner, treatment line or menopausal status, while maintaining quality of life. Kisqali is approved for use in more than 75 countries around the world, including the US and EU member states.
Exjade/Jadenu (USD 156 million, -32%, -35% cc) declined mainly due to pressure from generic competition in the US and other regions.
Votrient (USD 147 million, -17%, -18% cc) declined due to increased competition in Europe, Japan and US.

Kymriah (USD 141 million, +47%, +42% cc) grew strongly in Europe, US and Japan. Coverage continued to expand, with more than 290 qualified treatment centers and 27 countries having coverage for at least one indication. The Japan Ministry of Health, Labor and Welfare approved commercial manufacturing for Kymriah at the Foundation for Biomedical Research and Innovation at Kobe (FBRI), building on previous regulatory approvals in Switzerland and France that expanded manufacturing capabilities.
Lutathera (USD 109 million, +2%, +1% cc) sales were broadly in line with prior year, as the COVID-19 pandemic continued to have an impact on the brand due to its requirement of administration in a hospital setting. There are 384 total centers now actively treating patients globally. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 175 million.
Piqray (USD 84 million, +25%, +25% cc) continued to grow in the US supported by further uptake of PIK3CA mutation testing. Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with poor prognosis. Piqray is now approved in more than 50 countries, including the US and EU member states, with over 40 regulatory submissions in various stages of review. Piqray launched in the US in June 2019.
Adakveo (USD 34 million) US launch continued to progress well, with more than 600 accounts purchasing Adakveo to date. Payer coverage decisions expanded, both in Medicaid and commercial (with 94% coverage among commercial plans to date). Following approval in Europe in Q4, reimbursement discussions with individual countries are underway.
Tabrecta (USD 17 million) omni-channel US launch progressed well, leveraging our robust digital capabilities to accelerate patient access amid the COVID-19 pandemic. Ninety leading lung cancer institutions have started patients on treatment. Tabrecta is the first and only therapy approved by the US FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14), as detected by an FDA-approved test.

PHARMACEUTICALS BUSINESS UNIT

IMMUNOLOGY, HEPATOLOGY and DERMATOLOGY
	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cosentyx	1 109	965	15	13	3 995	3 551	13	13
Ilaris	240	178	35	32	873	671	30	31
Total Immunology, Hepatology and Dermatology	1 349	1 143	18	16	4 868	4 222	15	16
Xolair sales for all indications are reported in the Respiratory franchise
Cosentyx (USD 1.1 billion, +15%, +13% cc) saw continued growth across indications despite lower new patient starts across the market in dermatology and rheumatology in most geographies due to COVID-19. In October, Novartis presented data from two pivotal international Phase III studies reinforcing Cosentyx as a first-line systemic treatment in pediatric psoriasis. Cosentyx is currently undergoing review by the FDA for the treatment of moderate-to-severe plaque psoriasis in children and adolescents. In November, Cosentyx received EC approval for a new 300mg autoinjector and pre-filled syringe, which enable the 300mg dose to be administered in a single injection. In China, Cosentyx has been listed in the National Reimbursement Drug List (NRDL) as the only interleukin inhibitor with planned execution March 1st, 2021.
Ilaris (USD 240 million, +35%, +32% cc) sales were driven by strong double-digit volume growth, particularly coming from the US, Europe and Japan.

OPHTHALMOLOGY
	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	530	517	3	-2	1 933	2 086	-7	-8
Xiidra	108	90	20	19	376	192	96	95
Beovu	37	35	6	2	190	35	nm	nm
Other	450	585	-23	-24	1 911	2 463	-22	-22
Total Ophthalmology	1 125	1 227	-8	-11	4 410	4 776	-8	-8
nm = not meaningful
Lucentis (USD 530 million, +3%, -2% cc) sales were slightly lower than prior year in constant currencies. While the COVID-19 pandemic caused reduced capacity in ophthalmology clinics, leading to fewer patients’ visits, the impact in the fourth quarter was not as strong as the second quarter.
Xiidra (USD 108 million, +20%, +19% cc) continued to rebound during the quarter as patient volume at eye care practitioners continued to increase after significant COVID-19 disruption. Total volume increased in the fourth quarter vs. third quarter, following continued investment in direct to consumer advertising. Novartis is in US ANDA litigation with a generic manufacturer. Novartis acquired Xiidra from Takeda and began recording sales as of July 1, 2019.
Beovu (USD 37 million, +6%, +2% cc) launch roll-out continued, with approval now in 57 countries and reimbursement achieved in 11 countries, including the US, Germany, Japan and Italy. Beovu received positive reimbursement recommendation by NICE in the UK. Post marketing cases termed as “retinal vasculitis” and/or “retinal vascular occlusion” that may result in severe vision loss, typically associated with intraocular inflammation and the current COVID-19 situation had an unfavorable impact on sales. Novartis has a comprehensive plan, in strong collaboration with leading external global experts to educate the retina community about  the positive benefit / risk profile of Beovu.
Other ophthalmology products declined due to the negative impact of the COVID-19 pandemic and generic impacts in the US, primarily for Travatan and Ciprodex.

NEUROSCIENCE

	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	760	803	-5	-8	3 003	3 223	-7	-7
Zolgensma	254	186	37	33	920	361	155	151
Mayzent	57	17	nm	nm	170	26	nm	nm
Aimovig	56	28	100	91	164	103	59	57
Kesimpta	14		nm	nm	15		nm	nm
Other	12	14	-14	-13	51	60	-15	-15
Total Neuroscience	1 153	1 048	10	7	4 323	3 773	15	14
nm = not meaningful
Gilenya (USD 760 million, -5%, -8% cc) sales declined due to increased competition and the impact of COVID-19. Gilenya remains the top prescribed high efficacy therapy in 41 countries and the only one approved to treat pediatric RMS. Novartis is in US ANDA litigation with a generic manufacturer. In August 2020, the US District Court in Delaware issued a favorable decision finding the dosage regimen patent valid and infringed, which has been appealed. In parallel, an appeal against a USPTO decision upholding the dosage regimen patent in IPR proceedings is ongoing.
Zolgensma (USD 254 million, +37%, +33% cc) grew driven by geographic expansion, including reimbursement in the EU and Japan, despite COVID-19 impacts. Zolgensma was most recently approved in Brazil, Canada and Taiwan. Zolgensma is now registered in 37 countries, with access pathways in 9 EU countries covering ~25% of the EU population. Zolgensma launched in the US in June 2019.
Mayzent (USD 57 million) continued to grow steadily. Growth is driven by fulfilling an important unmet need in patients showing signs of progression despite being on other treatments. Mayzent is the first and only oral DMT studied and proven to delay disease progression in a broad SPMS patient population. In addition to the US and EU, Mayzent is now approved in the UK, Australia, Canada, Japan and Switzerland.

Aimovig (USD 56 million ex-US, ex-Japan +100%, +91% cc) is the most prescribed anti-CGRP worldwide, with more than half a million patients prescribed worldwide in the post-trial setting. Aimovig is co-commercialized with Amgen in the US, where Amgen records sales. Novartis has exclusive rights and books sales in all ex-US territories excluding Japan. During the ongoing litigation between the companies the collaboration continues and will remain in force until a final court decision.
Kesimpta (USD 14 million) was launched in the US following FDA approval in August. To initiate access, we are providing Kesimpta free of charge for US patients who are eligible for reimbursement until they are covered by their insurance. Based on our assumption on the time from initiation of therapy to reimbursement we anticipate that a majority of the sales in the first quarters of launch will be free goods. The net sales we publish reflect the mix of free to paid goods. We expect this share to decrease over time as reimbursement progresses. Kesimpta is a targeted B-cell therapy that can deliver sustained high efficacy, with a favorable safety profile and the flexibility of an at home self-administration for a broad population of RMS patients. We have seen a promising start with our flexible hybrid face-to-face / digital launch.

CARDIOVASCULAR, RENAL AND METABOLISM
	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Entresto	716	518	38	35	2 497	1 726	45	44
Other		5	nm	nm	1	24	-96	-99
Total Cardiovascular, Renal & Metabolism	716	523	37	34	2 498	1 750	43	42
nm = not meaningful
Entresto (USD 716 million, +38%, +35% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for HF patients (reduced ejection fraction).  FDA Cardiovascular and Renal Drugs Advisory Committee  voted 12 to 1 to support the use of Entresto in treatment of patients with heart failure with preserved ejection fraction (HFpEF). Expected FDA approval has the potential to make Entresto the first therapy indicated for both HFpEF and HFrEF in the US, and a final decision is expected in Q1 2021. Novartis is in US ANDA litigation with generic manufacturers.

RESPIRATORY

	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	335	303	11	8	1 251	1 173	7	8
Ultibro Group	160	162	-1	-6	623	630	-1	-1
Other	10	6	67	55	26	22	18	17
Total Respiratory	505	471	7	3	1 900	1 825	4	5
Xolair sales for all indications are reported in the Respiratory franchise
Xolair (USD 335 million, +11%, +8% cc) continued growth in the severe allergic asthma (SAA) and chronic spontaneous urticaria (CSU) indications. The new indication of chronic rhinosinusitis with nasal polyps (CRSwNP) was approved in the US, EU and several other markets in H2 2020 and to date has been launched in Germany, Austria and the Netherlands. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but we do not record any US sales.
Ultibro Group (USD 160 million, -1%, -6% cc) sales declined due to competition and the impact of the COVID-19 pandemic. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.
Enerzair Group consists of Enerzair Breezhaler and Atectura Breezhaler. Both medicines have been approved in the EU, Japan, Canada, Australia, Switzerland and South Korea in 2020, together with the digital companion (sensor and app) for Enerzair Breezhaler in the EU and Switzerland. They have been launched to date in 7 markets, including Germany, Japan and the UK.

ESTABLISHED MEDICINES
	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus Group	293	342	-14	-14	1 199	1 297	-8	-5
Diovan Group	224	266	-16	-17	1 003	1 064	-6	-4
Exforge Group	247	245	1	-1	980	1 025	-4	-3
Zortress/Certican	112	123	-9	-12	452	485	-7	-7
Neoral/Sandimmun(e)	103	105	-2	-5	393	419	-6	-6
Voltaren/Cataflam	95	104	-9	-9	360	417	-14	-12
Other	494	595	-17	-18	1 916	2 291	-16	-15
Total Established Medicines	1 568	1 780	-12	-13	6 303	6 998	-10	-8

Galvus Group (USD 293 million, -14%, -14% cc) declined primarily due to generic competition in Emerging Growth markets and our co-promotion agreement  in Japan that started in 2019.
Diovan Group (USD 224 million, -16%, -17% cc) declined mainly due to generic competition and the impact of VBP in China.
Exforge Group (USD 247 million, +1%, -1% cc) declined in Europe due to generic competition, partly offset by growth in China.
Zortress/Certican (USD 112 million, -9%, -12% cc) declined mainly due to generic competition in the US.
Neoral/Sandimmun(e) (USD 103 million, -2%, -5% cc) declined mainly due to generic competition and mandatory price reductions.
Voltaren/Cataflam (USD 95 million, -9%, -9% cc) declined mainly due to generic competition and external supply issues following the COVID-19 pandemic.

Sandoz

	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 537	2 483	2	0	9 646	9 731	-1	0
Operating income	372	-195	nm	nm	1 043	551	89	106
As % of net sales	14.7	-7.9			10.8	5.7
Core operating income	528	517	2	3	2 334	2 094	11	15
As % of net sales	20.8	20.8			24.2	21.5
nm = not meaningful

COVID-19 impacts
Quarter four sales were impacted by ongoing disruption to hospitals and HCP practices, which limited patient access to treatments for our Retail business across regions. The Anti-Infectives segment was also impacted by a weaker cough and cold season likely due to COVID-19. Spending was lower for the year as we implemented and embraced new ways of working, which include lower travel and meeting costs, as well as lower promotional activities.
Fourth quarter
Net sales
Sandoz net sales were USD 2.5 billion (+2%, 0% cc) with a volume increase of 3 percentage points. There was a negative price effect of 3 percentage points, despite the benefit from off-contract sales in the US.

Sales in Europe were USD 1.4 billion (+5%, +1% cc), driven by continued strong growth in biopharmaceutical and retail continued to be negatively impacted by COVID-19. Sales in the US were USD 517 million (-14%), driven by the continued oral solids decline including partnership terminations, as well as US first-to-market launches in the prior year. Sales in Asia / Africa / Australasia were USD 441 million (+24%, +19% cc) including the contribution from the Aspen Japan acquisition. Sales in Canada and Latin America were USD 204 million (-5%, +3% cc).
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 514 million (+21%, +16% cc), driven by continued strong growth in Europe from Hyrimoz (adalimumab), Erelzi (etanercept) and Zessly (infliximab) and lower prior year sales in biopharmaceutical contract manufacturing. Launch roll-outs in other geographies also contributed to growth.
Retail sales were USD 1.9 billion (-1%, -2% cc), mainly impacted by the continued decline of US oral solids and COVID-19 related worldwide disruption, particularly in Europe. Total Anti-Infectives franchise sales were USD 320 million (-8%, -10% cc), including finished dosage forms sold under the Sandoz name (USD 184 million, -7%, -7% cc) and Anti-Infectives sold to third parties for sale under their own name (USD 136 million, -10%, -14% cc) which were impacted by a planned contract discontinuation.

Operating income
Operating income was USD 372 million, an increase of USD 567 million versus prior year mainly driven by lower impairments and lower restructuring expenses. Operating income margin increased by 23.4 percentage points in constant currencies; currency had a negative impact of 0.8 percentage points, resulting in a net increase of 22.6 percentage points to 14.7% of net sales.
Core adjustments were USD 156 million, including USD 66 million of amortization. Prior year core adjustments were USD 712 million. The change in core adjustments compared to prior year was driven by lower impairments and lower net restructuring expenses from the Sandoz Transformation.
Core operating income was USD 528 million (+2%, +3% cc) due to gross margin improvements. Core operating income margin was 20.8% of net sales, in-line with prior year (+0.8 percentage points cc). Core gross margin as a percentage of net sales increased by 0.4 percentage points (cc), driven by favorable product and geographic mix, ongoing productivity improvements and lower price effects. Core R&D expenses as a percentage of net sales increased by 0.8 percentage points (cc) driven by pipeline investments. Core SG&A expenses declined by 0.9 percentage points (cc) benefiting from COVID-19 related spending impacts. Core Other Income and Expenses decreased by 0.3 percentage points (cc).

Full year
Net sales
Net sales were USD 9.6 billion (-1%, 0% cc) with volume growth of 2 percentage points despite the COVID-19 impacts. There was a negative price effect of 2 percentage points, despite the benefit from off-contract sales and favorable revenue deduction adjustments.
Sales in Europe were USD 5.2 billion (+2%, +2% cc). Sales in the US were USD 2.1 billion (-14%), mostly due to the continued volume decline in oral solids including partnership terminations. Sales in Asia / Africa / Australasia were USD 1.5 billion (+12%, +11% cc) including the contribution from the Aspen Japan acquisition. Sales in Canada and Latin America were USD 772 million (-2%, +8% cc).
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 1.9 billion (+20%, +19% cc), driven by continued double-digit growth in Europe from Hyrimoz (adalimumab), Erelzi (etanercept) and Zessly (infliximab) and growth from Omnitrope (somatropin) and Rixathon (rituximab) across regions. Launch roll-outs in other geographies also contributed to growth.
Retail sales were USD 7.2 billion (-5%, -4% cc) impacted by the declines in the US and COVID-19 related impact across regions. Total Anti-Infectives franchise sales were USD 1.2 billion (-11%, -11% cc) including finished dosage forms sold under the Sandoz name (USD 694 million, -11%, -10% cc) and

Anti-Infectives sold to third parties for sale under their own name (USD 474 million, -11%, -12% cc), which were impacted by a planned contract discontinuation.

Operating income
Operating income was USD 1.0 billion (+89%, +106% cc), an increase of USD 492 million versus prior year mainly due to lower impairments, continued gross margin improvements and lower spending. Operating income margin increased by 6.0 percentage points in constant currencies; currency had a negative impact of 0.9 percentage points, resulting in a net increase of 5.1 percentage points to 10.8% of net sales.
Core adjustments were USD 1.3 billion, mainly from USD 0.6 billion of amortization and impairments and USD 0.4 billion legal charges. Prior year core adjustments were USD 1.5 billion. The change in core adjustments compared to prior year was mainly due to higher prior year impairments.
Core operating income was USD 2.3 billion (+11%, +15% cc), driven by gross margin improvements, lower spending from cost discipline and COVID-19. Core operating income margin was 24.2% of net sales, increasing 2.7 percentage points (+3.3 percentage points cc). Core gross margin as a percentage of net sales increased by 1.9 percentage points (cc), driven by favorable product and geographic mix, ongoing productivity improvements and lower price effects. Core R&D expenses as a percentage of net sales increased by 0.5 percentage points (cc) driven by biosimilar pipeline investments. Core SG&A expenses declined by 1.6 percentage points (cc) benefiting from COVID-19 related spending impacts. Core Other Income and Expense decreased by 0.3 percentage points (cc).

GROUP CASH FLOW AND BALANCE SHEET

Cash flow

Fourth quarter

Net cash flows from operating activities from continuing operations amounted to USD 4.0 billion, compared to USD 3.5 billion in the prior year quarter. Higher net income adjusted for non-cash items and other adjustments, including divestment gains, favorable working capital and hedging results were partly offset by higher payments out of provisions related to legal matters.
Net cash flows used in investing activities from continuing operations amounted to USD 0.6 billion, compared to net cash inflows of USD 0.4 billion in the prior year quarter.
The current year quarter cash outflows were mainly driven by purchases of property, plant and equipment, intangible and financial assets of USD 1.1 billion. These cash outflows were partly offset by cash inflows of USD 0.3 billion from the sale of financial assets and USD 0.3 billion from the sale of property, plant and equipment and intangible assets.
In the prior year quarter, net cash inflows of USD 0.4 billion from investing activities from continuing operations were driven by USD 1.0 billion proceeds from the sale of intangible and financial assets (including USD 0.3 billion proceeds from the sale of Alcon Inc. shares). Net other cash outflows of USD 0.6 billion were driven by the purchases of property, plant and equipment, intangible assets, financial assets and other non-current assets of USD 0.7 billion, partly offset by USD 0.1 billion  proceeds from the sale of property, plant and equipment and cash inflows from acquisitions and divestments of businesses, net.
Net cash flows used in financing activities from continuing operations amounted to USD 2.9 billion, compared to USD 1.2 billion in the prior year quarter.
The current year quarter cash outflows were driven by USD 1.9 billion for net treasury share transactions and USD 0.9 billion for net repayments of current financial debts. Payment for lease liabilities, net, resulted in a net cash outflow of USD 0.1 billion.
In the prior year quarter, net cash flows used in financing activities from continuing operations were driven by USD 1.1 billion for net repayments of current financial debts. Payments for lease liabilities, net, resulted in a net cash outflow of USD 0.1 billion.
Free cash flow from continuing operations amounted to USD 3.3 billion (-4%) compared to USD 3.5 billion in the prior year quarter, as higher cash flows from operating activities were more than offset by increased net investment for intangible assets.
Full year
Net cash flows from operating activities from continuing operations amounted to USD 13.6 billion, compared to USD 13.5 billion in 2019. This increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, partly offset by higher payments out of provisions related to legal matters.
Net cash outflows used in investing activities from continuing operations amounted to USD 13.1 billion, compared to USD 1.1 billion in 2019.
The current year cash outflows were mainly driven by USD 10.0 billion for acquisitions and divestments of businesses, net (including the acquisition of The Medicines Company for USD 9.5 billion, net of cash acquired USD 0.1 billion, and the acquisition of the Japanese business of Aspen Global Incorporated for USD 0.3 billion); USD 1.4 billion for net purchases of marketable securities and commodities; USD 1.3 billion for purchases of property, plant and equipment; and USD 1.3 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.7 billion from the sale of financial assets (including USD 0.3 billion proceeds from the sale of Alcon Inc. shares) and USD 0.4 billion from the sale of intangible assets.
In 2019, net cash flows used in investing activities from continuing operations were driven by USD 3.8 billion for acquisitions and divestments of businesses, net (including the acquisition of Xiidra from Takeda Pharmaceutical Company Limited for USD 3.5 billion and the acquisition of IFM Tre, Inc. for USD 0.3 billion); USD 1.4 billion for  purchases of property, plant and equipment; USD 0.9 billion for purchases of intangible assets; and USD 0.4 billion for purchases of financial assets and other non-current assets. These cash outflows were partly offset by cash inflows of USD 2.3 billion from the net proceeds from the sale of marketable securities and commodities; USD 0.9 billion from the sale of property, plant and equipment (including the proceeds from the sale and leaseback of real estate); USD 1.2 billion from the sale of financial assets (including USD 1.0 billion proceeds from the sale of Alcon Inc. shares); and USD 1.0 billion from the sale of intangible assets.
Net cash flows used in investing activities from discontinued operations amounted to USD 0.1 billion compared to USD 1.2 billion in 2019. The current year includes payments for transaction related expenditures. In 2019, the net outflows were mainly driven by USD 0.3 billion for the acquisition of

PowerVision, Inc.; USD 0.6 billion due to derecognized cash and cash equivalents following the completion of the Alcon spin-off, on April 9, 2019; and transaction related expenditures.
Net cash flows used in financing activities from continuing operations amounted to USD 2.2 billion, compared to USD 16.9 billion in 2019.
The current year cash outflows were driven by USD 7.0 billion for the dividend payment; USD 2.1 billion for net treasury share transactions; USD 2.0 billion for the repayment of two US dollar bonds at maturity; USD 0.3 billion net payments for lease liabilities; and USD 0.2 billion for other financing cash outflows, net. These cash outflows were partly offset by cash inflows of USD 7.1 billion from the increase in non-current financial debts, mainly consisting of USD 4.9 billion from the issuance of bonds denominated in US dollars (notional amount of USD 5.0 billion) and USD 2.1 billion from the issuance of a sustainability-linked bond denominated in euro (notional amount of EUR 1.85 billion); and USD 2.3 billion from the net increase in current financial debts.
In 2019, net cash flows used in financing activities from continuing operations were driven by USD 6.6 billion for the dividend payment; USD 5.3 billion for the net treasury share transactions (mainly related to the up-to USD 5 billion share buyback); USD 3.1 billion for net non-current financial debts (mainly driven by the repayment at maturity of a US dollar bond of USD 3.0 billion); USD 1.6 billion for net repayments of current financial debts; and USD 0.3 billion for payments of lease liabilities, net.
Net cash flows used in financing activities from discontinued operations amounted to USD 50 million, compared to a cash inflow of USD 3.3 billion in 2019. The current year cash outflows are for transaction costs. In 2019, cash inflows included mainly the proceeds from the USD 3.5 billion Alcon borrowings, partly offset by USD 0.2 billion payments for transaction costs.
Free cash flow from continuing operations amounted to USD 11.7 billion (-10%) compared to USD 12.9 billion in 2019, as higher operating income adjusted for non-cash items was more than offset by payments related to legal matters and lower divestment proceeds.
Balance sheet
As of December 31, 2019, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reported as current assets and liabilities held for sale in the consolidated balance sheet. In March 2020, Novartis decided to retain the Sandoz US generic oral solids and dermatology businesses and, on April 2, 2020, announced the mutual agreement with Aurobindo to terminate the sale agreement. As such, these assets and liabilities are reclassified to their respective consolidated balance sheet lines as from March 31, 2020; the prior year consolidated balance sheet is not restated (see Note 3 in the Condensed Financial Report).

Assets
Total non-current assets of USD 102.4 billion at December 31, 2020, increased by USD 13.5 billion compared to December 31, 2019. Intangible assets other than goodwill increased by USD 8.0 billion mainly due to the acquisitions of The Medicines Company and of the Japanese business of Aspen Global Incorporated, net additions, favorable currency translation adjustments and the reclassification of the intangible assets of the disposal group held for sale of USD 0.3 billion, partially offset by amortization and impairments. Goodwill increased by USD 3.5 billion, and deferred tax assets by USD 0.3 billion, mainly due to the acquisition of The Medicines Company and favorable currency translation adjustments. Investments in associated companies increased by USD 1.0 billion primarily due to favorable currency translation adjustments, as income from associated companies was largely offset by dividends received. Financial assets and other non-current assets increased by USD 0.5 billion, mainly due to fair value adjustments on financial assets. Property, plant and equipment increased by USD 0.2 billion, mainly due to net additions and the reclassification of property, plant and equipment of the disposal group held for sale of USD 0.1 billion and favorable currency translation adjustments, partly offset by depreciation and impairments. Right-of-use assets were broadly in line with December 31, 2019.
Total current assets of USD 29.7 billion at December 31, 2020, increased by USD 0.2 billion compared to December 31, 2019. Marketable securities, commodities, time deposits, and derivative financial instruments increased by USD 1.6 billion, mainly due to the investment of a portion of the September 16, 2020 issuance of the euro denominated sustainability-linked bond. Inventories increased by USD 1.1 billion, which includes USD 0.2 billion from the reclassification of the inventory of the disposal group held for sale. These increases were partly offset by a decrease in cash and cash equivalents by USD 1.5 billion, and in other current assets by USD 0.2 billion. Trade receivables and income tax receivables were broadly in line with December 31, 2019.
Liabilities
Total non-current liabilities of USD 42.3 billion increased by USD 7.8 billion compared to December 31, 2019. Non-current financial debts increased by USD 5.9 billion, mainly driven by the issuance of a euro denominated sustainability-linked bond for a notional amount of EUR 1.85 billion (USD 2.2 billion), and the issuance of US dollar denominated bonds for a total notional amount of USD 5.0 billion. This increase is partly offset by the reclassification from non-current to current financial debt for a total of USD 2.3 billion consisting of a EUR 1.25 billion (USD 1.5 billion) bond and a EUR 0.6 billion (USD 0.7 billion) bond due in March 2021 and November 2021, respectively. Deferred tax liabilities increased by USD 1.6 billion mainly due to the acquisition of The Medicines Company. Provisions and other non-current liabilities increased by USD 0.3 billion, and lease liabilities were broadly in line compared to December 31, 2019.
Total current liabilities of USD 33.1 billion increased by USD 4.8 billion compared to December 31, 2019. Current financial debts and derivative financial instruments increased by USD 2.8 billion, due to the reclassification from non-current to current financial debt of USD 2.3 billion and higher short-term borrowings, partly offset by the repayment at maturity of two US dollar bonds totaling USD 2.0 billion. Provisions and other current liabilities increased by USD 1.8 billion mainly due to a USD 1.8 billion treasury share repurchase obligation under a share buyback trading plan and current income tax liabilities increased by USD 0.3 billion. Trade payables and lease liabilities were broadly in line compared to December 31, 2019.
Equity
The Group’s equity increased by USD 1.1 billion to USD 56.7 billion at December 31, 2020 compared to December 31, 2019. This increase was mainly due to the net income of USD 8.1 billion, the net effect of the exercise of options and employee transactions of USD 0.8 billion, equity-based compensation of USD 0.7 billion, favorable currency translation differences of USD 3.2 billion and the net favorable fair value adjustments on financial instruments of USD 0.3 billion. This was partially offset by the cash-dividend payment of USD 7.0 billion, purchase of treasury shares of USD 3.1 billion and the increase of the treasury share repurchase obligation of USD 1.8 billion.
Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 11.6 billion at December 31, 2020, compared to USD 11.4 billion at December 31, 2019. Total non-current and current financial debts, including derivatives, amounted to USD 36.0 billion at December 31, 2020, compared to USD 27.4 billion at December 31, 2019. The debt/equity ratio increased to 0.64:1 at December 31, 2020, compared to 0.49:1 at December 31, 2019. The net debt increased to USD 24.5 billion at December 31, 2020, compared to USD 15.9 billion at December 31, 2019.

Innovation Review

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most innovative and inventive pipelines with more than 160 projects in clinical development.

Selected Innovative Medicines approvals: US, EU and Japan in Q4
Product	Active ingredient/ Descriptor	Indication	Region
Adakveo	crizanlizumab	Sickle cell disease	EU - Oct
Leqvio	Inclisiran	Hyperlipidemia	EU - Dec
Xolair	omalizumab	Nasal polyps	EU - Aug / US - Nov

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
Cosentyx	300mg AI	Q4 2020	Approved		- EU approval October 2020
Entresto	Chronic heart failure with preserved ejection fraction	Q2 2020			- December 2020 FDA Advisory Committee recommended use of Entresto® to treat patients with HFpEF
Leqvio (Inclisiran)	Hyperlipidemia	Q4 2019	Approved
- Novartis received a CRL from the FDA due to unresolved facility inspection-related conditions at a third-party manufacturing facility in Europe
- FDA has not raised any concerns related to the efficacy or safety of inclisiran. Response to CRL planned to be submitted Q2 - Q3 2021

OMB157 (Kesimpta in US)	Relapsing Multiple Sclerosis	Approved	Q1 2020	Q3 2020

Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001 (asciminib)	Chronic myeloid leukemia 3rd line	H1-2021	III	- ASCEMBL data presented at ASH - FDA Fast Track designation - EU Orphan Drug designation
ACZ885 (canakinumab)	Adjuvant NSCLC	2023	III	- Enrollment ongoing
	NSCLC, 1st line	H2-2021	III	- Depending on timing of final read-out, submission may move to early 2022
	NSCLC, 2nd line	H2-2021	III
Aimovig	Pediatric migraine	≥2025	III
AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	tbc based on FDA feedback	I / II
- Preclinical studies to address partial clinical hold are on track
- The FDA has acknowledged the potential of AVXS-101 IT in this patient population and recommends a pivotal confirmatory study, to be initiated after partial clinical hold is lifted

AVXS-201 (OAV201)	Rett syndrome	≥2025	I
Beovu	Diabetic macular edema	H1-2021	III
- Positive topline results for KESTREL (second Ph3 in patients with DME), following positive topline results for KITE
- In Ph3 KESTREL study, Beovu (brolucizumab 6mg) achieved its primary endpoint of non-inferiority to aflibercept 2mg in change in best-

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update

corrected visual acuity (BCVA) at year one (week 52)
- More than half of patients in the Beovu arm were maintained on a three-month dosing interval through year one, following the loading phase. All aflibercept patients were on a two-month dosing interval after the loading phase

	Retinal vein occlusion	2023	III
	Diabetic retinopathy	2023	III
BYL719 (alpelisib)	PROS (PIK3CA-related overgrowth spectrum)	H2-2021	II	- Planned US filing based on RWE data - Delay due to additional COVID lockdowns
	HER2+ adv breast cancer	≥2025	III	- Updated plans considering COVID impact and Health Authorities’ advice
	Triple negative breast cancer	2023	III
	Head and neck squamous cell carcinoma 2L/3L	≥2025	III
	Ovarian cancer	2023	III
CEE321	Atopic dermatitis	≥2025	I
CFZ533 (iscalimab)	Renal Tx	≥2025	II	- Recently received HA feedback implies that submission targeted for 2023 based on a single pivotal Ph2b trial in kidney transplant may not be achievable
	Liver Tx	≥2025	II
	Sjögren’s syndrome	≥2025	II
Coartem	Malaria uncomplicated, <5kg patients	2024	III	- Submission planned in Switzerland
Cosentyx	Hidradenitis suppurativa	2022	III
	Ankylosing spondylitis head-to-head vs. adalimumab	2022	III
	IV regimen in PsA	2022	III
	IV regimen in AS	2023	III
	Giant cell arteritis	2024	II
	Lichen planus	≥2025	II
	Lupus nephritis	≥2025	III
CPK850	Retinitis pigmentosa	≥2025	II
CSJ117	Asthma	≥2025	II
ECF843	Dry eye	2023	II
Entresto	Post-acute myocardial infarction	H2-2021	III
Jakavi	Acute graft-versus-host disease (GvHD)	H1-2021	III
	Chronic GvHD	H1-2021	III	- REACH3 data presented at ASH
KAE609 (cipargamin)	Malaria uncomplicated	≥2025	II
	Malaria severe	≥2025	II
KAF156 (ganaplacide)	Malaria uncomplicated	≥2025	II
Kisqali + endocrine therapy	HR+/HER2- early BC (adjuvant)	2023	III
Leqvio (Inclisiran)	Secondary prevention of cardiovascular events in patients with elevated levels of LDLC	≥2025	III	- Pooled data analyses from Ph3 ORION-9, -10 and -11 showed that inclisiran consistently reduced low-density lipoprotein cholesterol (LDL-C) by approximately 51%

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
				regardless of age and gender
Kymriah (tisagenlecleucel)	r/r Follicular lymphoma	H2-2021	II	- ELARA data presented at ASH
	r/r DLBCL in 1st relapse	H2-2021	III
LJC242 (tropifexor + cenicriviroc)	Non-alcoholic steatohepatitis (NASH)	≥2025	II
LJN452 (tropifexor + licogliflozin)	Non-alcoholic steatohepatitis (NASH)	≥2025	II
LMI070 (branaplam)	Spinal muscular atrophy	≥2025	II	- FDA, EU Orphan Drug designation - Dose ranging study ongoing
	Huntington’s disease	≥2025	I	- FDA Orphan Drug designation
LNA043	Osteoarthritis	≥2025	II
LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	2023	II	- FDA, EU Orphan Drug designation - FDA Breakthrough Therapy designation granted
	IgA nephropathy	2023	II	- EU Orphan Drug designation
	Membranous nephropathy	≥2025	II
	C3 glomerulopathy	2023	II	- FDA, EU Orphan Drug designation - EU PRIME designation - FDA Rare Pedriatic designation granted
	Atypical haemolytic uraemic syndrome	≥2025	II	- Updated plan as per protocol feasibility assessment
LOU064 (remibrutinib)	Chronic spontaneous urticaria	≥2025	II	- Readout expected in H2 2021
	Sjögren’s syndrome	≥2025	II
Lutathera	GEP-NET 1L G3	2023	III
177Lu-PSMA-617	Metastatic castration-resistant prostate cancer (mCRPC)	H2-2021	III	- Event-driven trial; readout expected in H1 2021
	mCRPC Pre-taxane	2023	III	- Ph3 study to be initiated in H1 2021
177Lu-PSMA-R2	Prostate cancer	≥2025	I
177Lu-NeoB	Multiple Solid Tumors	≥2025	I
LXE408	Visceral leishmaniasis	≥2025	II
MBG453 (sabatolimab)	Myelodysplastic syndrome	H2-2021	III
	Unfit AML	2024	II
MIJ821	Depression	≥2025	II
PDR001 Combo	Malignant melanoma	≥2025	II	- Enrollment ongoing
QBW251 (icenticaftor)	COPD	2024	II	- Ph2b recruitment ongoing
QGE031 (ligelizumab)	Chronic Spontaneous Urticaria	2022	III	- FDA Breakthrough Therapy designation granted
	CINDU	2024	III	- Ph3 study to be initiated in H2 2021
	Food Allergy	≥2025	III	- Ph3 study to be initiated in H2 2021
SAF312	Chronic ocular surface pain	2024	II
Tabrecta (capmatinib)	Solid Tumors	2024	II
TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	≥2025	III	- Enrollment ongoing - FDA Fast Track designation - China Breakthrough Therapy designation granted
UNR844	Presbyopia	2024	II

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
VAY736 (ianalumab)	Auto-immune hepatitis	≥2025	II
	Sjögren’s syndrome	≥2025	II	- FDA Fast Track designation
VPM087 (gevokizumab)	1st line colorectal cancer	≥2025	I
Xolair	Food Allergy	2022	III

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update
GP2411 (denosumab)	Osteoporosis, skeletal-related in bone met. pts (same as originator)	- In Ph3
Insulin glargine, lispro, aspart	Diabetes	- Collaboration with Gan & Lee
natalizumab	Multiple sclerosis and Crohn’s disease	- Collaboration Polpharma Biologics
trastuzumab	HER2-positive cancer tumors	- Collaboration EirGenix

Condensed consolidated financial statements

Consolidated income statements
Fourth quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q4 2020	Q4 2019

Net sales to third parties from continuing operations	9	12 770	12 403

Other revenues	9	260	313

Cost of goods sold		-4 217	-3 992

Gross profit from continuing operations		8 813	8 724

Selling, general and administration		-3 924	-3 905

Research and development		-2 333	-2 853

Other income		643	643

Other expense		-555	-786

Operating income from continuing operations		2 644	1 823

Income from associated companies		141	150

Interest expense		-201	-203

Other financial income and expense		-25	-11

Income before taxes from continuing operations		2 559	1 759

Taxes		-460	-630

Net income from continuing operations		2 099	1 129

Net income		2 099	1 129

Attributable to:
Shareholders of Novartis AG		2 094	1 125

Non-controlling interests		5	4

Weighted average number of shares outstanding – Basic (million)		2 265	2 265

Basic earnings per share from continuing operations (USD) [1]		0.92	0.50

Total basic earnings per share (USD) [1]		0.92	0.50

Weighted average number of shares outstanding – Diluted (million)		2 282	2 292

Diluted earnings per share from continuing operations (USD) [1]		0.92	0.49

Total diluted earnings per share (USD) [1]		0.92	0.49

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements
Full year (audited)
(USD millions unless indicated otherwise)	Note	FY 2020	FY 2019

Net sales to third parties from continuing operations	9	48 659	47 445

Sales to discontinued segment			53

Net sales from continuing operations		48 659	47 498

Other revenues	9	1 239	1 179

Cost of goods sold		-15 121	-14 425

Gross profit from continuing operations		34 777	34 252

Selling, general and administration		-14 197	-14 369

Research and development		-8 980	-9 402

Other income		1 742	2 031

Other expense		-3 190	-3 426

Operating income from continuing operations		10 152	9 086

Income from associated companies		673	659

Interest expense		-869	-850

Other financial income and expense		-78	45

Income before taxes from continuing operations		9 878	8 940

Taxes		-1 807	-1 793

Net income from continuing operations		8 071	7 147

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders	10		-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders	3, 10		4 691

Net income from discontinued operations			4 590

Net income		8 071	11 737

Attributable to:
Shareholders of Novartis AG		8 072	11 732

Non-controlling interests		-1	5

Weighted average number of shares outstanding – Basic (million)		2 277	2 291

Basic earnings per share from continuing operations (USD) [1]		3.55	3.12

Basic earnings per share from discontinued operations (USD) [1]			2.00

Total basic earnings per share (USD) [1]		3.55	5.12

Weighted average number of shares outstanding – Diluted (million)		2 296	2 319

Diluted earnings per share from continuing operations (USD) [1]		3.52	3.08

Diluted earnings per share from discontinued operations (USD) [1]			1.98

Total diluted earnings per share (USD) [1]		3.52	5.06

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income
Fourth quarter (unaudited)
(USD millions)	Q4 2020	Q4 2019

Net income	2 099	1 129

Other comprehensive income to be eventually recycled into the consolidated income statement:
Net investment hedge	-103	-49

Currency translation effects	1 701	863

Total of items to eventually recycle	1 598	814

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains from defined benefit plans, net of taxes	625	841

Fair value adjustments on equity securities, net of taxes	204	-22

Total of items never to be recycled	829	819

Total comprehensive income	4 526	2 762

Attributable to:
Shareholders of Novartis AG	4 521	2 759

Continuing operations	4 521	2 759

Non-controlling interests	5	3

Full year (audited)
(USD millions)	FY 2020	FY 2019

Net income	8 071	11 737

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on debt securities, net of taxes		1

Fair value adjustments on deferred cash flow hedges, net of taxes		1

Total fair value adjustments on financial instruments, net of taxes		2

Novartis share of other comprehensive income recognized by associated companies, net of taxes	-56	-94

Net investment hedge	-201	44

Currency translation effects [1]	3 194	352

Total of items to eventually recycle	2 937	304

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes [2]	143	-467

Fair value adjustments on equity securities, net of taxes	250	-47

Total of items never to be recycled	393	-514

Total comprehensive income	11 401	11 527

Attributable to:
Shareholders of Novartis AG	11 403	11 525

Continuing operations	11 403	6 948

Discontinued operations		4 577

Non-controlling interests	-2	2

[1] In 2019, cumulative currency translation gains of USD 123 million were recycled into the consolidated income statement as a result of the Alcon spin-off (see Notes 2, 3 and 10).
[2] Included in 2019 is a USD -358 million impact related to the revaluation of deferred tax assets on Swiss pension plans that were previously recognized through other comprehensive income. This revaluation resulted from the Swiss canton Basel-Stadt tax reform, enacted in February 2019.

Consolidated balance sheets
(audited)
(USD millions)	Note	Dec 31, 2020	Dec 31, 2019

Assets
Non-current assets
Property, plant and equipment	9	12 263	12 069

Right-of-use assets		1 676	1 677

Goodwill	9	29 999	26 524

Intangible assets other than goodwill	9	36 809	28 787

Investments in associated companies		9 632	8 644

Deferred tax assets		8 214	7 909

Financial assets		2 901	2 518

Other non-current assets		892	738

Total non-current assets		102 386	88 866

Current assets
Inventories		7 131	5 982

Trade receivables		8 217	8 301

Income tax receivables		239	254

Marketable securities, commodities, time deposits and derivative financial instruments		1 905	334

Cash and cash equivalents		9 658	11 112

Other current assets		2 523	2 680

Total current assets without disposal group		29 673	28 663

Assets of disposal group held for sale	3		841

Total current assets		29 673	29 504

Total assets		132 059	118 370

Equity and liabilities
Equity
Share capital		913	936

Treasury shares		-53	-80

Reserves		55 738	54 618

Equity attributable to Novartis AG shareholders		56 598	55 474

Non-controlling interests		68	77

Total equity		56 666	55 551

Liabilities
Non-current liabilities
Financial debts		26 259	20 353

Lease liabilities		1 719	1 703

Deferred tax liabilities		7 422	5 867

Provisions and other non-current liabilities		6 934	6 632

Total non-current liabilities		42 334	34 555

Current liabilities
Trade payables		5 403	5 424

Financial debts and derivative financial instruments		9 785	7 031

Lease liabilities		286	246

Current income tax liabilities		2 458	2 194

Provisions and other current liabilities		15 127	13 338

Total current liabilities without disposal group		33 059	28 233

Liabilities of disposal group held for sale	3		31

Total current liabilities		33 059	28 264

Total liabilities		75 393	62 819

Total equity and liabilities		132 059	118 370

Consolidated statements of changes in equity
Fourth quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2020		913	-44	57 403	-3 788	54 484	70	54 554

Net income				2 094		2 094	5	2 099

Other comprehensive income					2 427	2 427	0	2 427

Total comprehensive income				2 094	2 427	4 521	5	4 526

Purchase of treasury shares			-9	-1 587		-1 596		-1 596

Repurchase of options				-89		-89		-89

Equity-based compensation			0	177		177		177

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	1		1		1

Taxes on treasury share transactions				1		1		1

Increase of treasury share repurchase obligation under a share buyback trading plan	4.1			-912		-912		-912

Fair value adjustments on financial assets sold				59	-59

Fair value adjustments related to divestments				-2	2

Impact of change in ownership of consolidated entities				7	-1	6	-7	-1

Other movements	4.2			5		5		5

Total of other equity movements			-9	-2 340	-58	-2 407	-7	-2 414

Total equity at December 31, 2020		913	-53	57 157	-1 419	56 598	68	56 666

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2019		936	-80	57 928	-6 260	52 524	74	52 598

Net income				1 125		1 125	4	1 129

Other comprehensive income					1 634	1 634	-1	1 633

Total comprehensive income				1 125	1 634	2 759	3	2 762

Purchase of treasury shares				-4		-4		-4

Exercise of options and employee transactions				10		10		10

Equity-based compensation				192		192		192

Shares delivered to Alcon employees as a result of the Alcon spin-off				-14		-14		-14

Fair value adjustments on financial assets sold				38	-38

Fair value adjustments related to divestments				-7	7

Other movements	4.2			7		7		7

Total of other equity movements				222	-31	191		191

Total equity at December 31, 2019		936	-80	59 275	-4 657	55 474	77	55 551

Consolidated statements of changes in equity
Full year 2020 (audited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2020		936	-80	59 275	-4 657	55 474	77	55 551

Net income				8 072		8 072	-1	8 071

Other comprehensive income				-56	3 387	3 331	-1	3 330

Total comprehensive income				8 016	3 387	11 403	-2	11 401

Dividends				-6 987		-6 987		-6 987

Purchase of treasury shares			-18	-3 038		-3 056		-3 056

Reduction of share capital		-23	31	-8

Exercise of options and employee transactions			8	798		806		806

Repurchase of options				-89		-89		-89

Equity-based compensation			6	724		730		730

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	30		30		30

Taxes on treasury share transactions				32		32		32

Increase of treasury share repurchase obligation under a share buyback trading plan	4.1			-1 769		-1 769		-1 769

Fair value adjustments on financial assets sold				150	-150

Fair value adjustments related to divestments				-2	2

Impact of change in ownership of consolidated entities				7	-1	6	-7	-1

Other movements	4.2			18		18		18

Total of other equity movements		-23	27	-10 134	-149	-10 279	-7	-10 286

Total equity at December 31, 2020		913	-53	57 157	-1 419	56 598	68	56 666

Consolidated statements of changes in equity
Full year 2019 (audited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2019, as previously reported		944	-69	82 191	-4 452	78 614	78	78 692

Impact of change in accounting policies	4.3			3		3		3

Restated equity at January 1, 2019		944	-69	82 194	-4 452	78 617	78	78 695

Net income				11 732		11 732	5	11 737

Other comprehensive income				-94	-113	-207	-3	-210

Total comprehensive income				11 638	-113	11 525	2	11 527

Dividends				-6 645		-6 645		-6 645

Dividend in kind to effect the spin-off of Alcon Inc.	2, 3			-23 434		-23 434		-23 434

Purchase of treasury shares			-31	-5 480		-5 511		-5 511

Reduction of share capital		-8	12	-4

Exercise of options and employee transactions			3	207		210		210

Equity-based compensation			5	828		833		833

Shares delivered to Alcon employees as a result of the Alcon spin-off				18		18		18

Taxes on treasury share transactions	4.4			-189		-189		-189

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			284		284		284

Transaction costs, net of taxes	4.5			-253		-253		-253

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				95	-95

Fair value adjustments related to divestments				-3	3

Impact of change in ownership of consolidated entities				-3		-3	-2	-5

Other movements	4.2			22		22		22

Total of other equity movements		-8	-11	-34 557	-92	-34 668	-3	-34 671

Total equity at December 31, 2019		936	-80	59 275	-4 657	55 474	77	55 551

Consolidated statements of cash flows
Fourth quarter (unaudited)
(USD millions)	Note	Q4 2020	Q4 2019

Net income from continuing operations		2 099	1 129

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	1 997	2 750

Dividends received from associated companies and others		1	0

Interest received		5	42

Interest paid		-221	-253

Other financial receipts		176	-33

Other financial payments		-11	-8

Taxes paid	6.2	-618	-681

Net cash flows from operating activities from continuing operations before working capital and provision changes		3 428	2 946

Payments out of provisions and other net cash movements in non-current liabilities		-645	-262

Change in net current assets and other operating cash flow items		1 222	856

Net cash flows from operating activities from continuing operations		4 005	3 540

Total net cash flows from operating activities		4 005	3 540

Purchases of property, plant and equipment		-521	-461

Proceeds from sale of property, plant and equipment		82	48

Purchases of intangible assets		-502	-175

Proceeds from sale of intangible assets		176	552

Purchases of financial assets		-105	-79

Proceeds from sale of financial assets		256	410

Purchases of other non-current assets		-7	-26

Proceeds from sale of other non-current assets		2	-1

Acquisitions and divestments of interests in associated companies, net		-1	-2

Acquisitions and divestments of businesses, net	6.3	54	82

Purchases of marketable securities and commodities		-55	-39

Proceeds from sale of marketable securities and commodities		52	66

Net cash flows used in/from investing activities from continuing operations		-569	375

Net cash flows used in investing activities from discontinued operations	10	-2	-57

Total net cash flows used in/from investing activities		-571	318

Acquisitions of treasury shares		-1 768	-3

Proceeds from exercised options and other treasury share transactions, net		-98	-4

Repayments of non-current financial debts		-1	-1

Change in current financial debts		-935	-1 063

Payments of lease liabilities, net		-95	-90

Impact of change in ownership of consolidated entities		-2	0

Other financing cash flows, net		-24	-20

Net cash flows used in financing activities from continuing operations		-2 923	-1 181

Net cash flows used in financing activities from discontinued operations	10	-13	-22

Total net cash flows used in financing activities		-2 936	-1 203

Net change in cash and cash equivalents before effect of exchange rate changes		498	2 655

Effect of exchange rate changes on cash and cash equivalents		166	79

Total net change in cash and cash equivalents		664	2 734

Cash and cash equivalents at October 1		8 994	8 378

Cash and cash equivalents at December 31		9 658	11 112

Consolidated statements of cash flows
Full year (audited)
(USD millions)	Note	FY 2020	FY 2019

Net income from continuing operations		8 071	7 147

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	9 881	9 122

Dividends received from associated companies and others		490	463

Interest received		47	214

Interest paid		-703	-793

Other financial receipts		464	28

Other financial payments		-39	-33

Taxes paid	6.2	-1 833	-1 876

Net cash flows from operating activities from continuing operations before working capital and provision changes		16 378	14 272

Payments out of provisions and other net cash movements in non-current liabilities		-2 437	-924

Change in net current assets and other operating cash flow items		-291	199

Net cash flows from operating activities from continuing operations		13 650	13 547

Net cash flows from operating activities from discontinued operations			78

Total net cash flows from operating activities		13 650	13 625

Purchases of property, plant and equipment		-1 275	-1 379

Proceeds from sale of property, plant and equipment		88	857

Purchases of intangible assets		-1 310	-878

Proceeds from sale of intangible assets		380	973

Purchases of financial assets		-230	-302

Proceeds from sale of financial assets		723	1 152

Purchases of other non-current assets		-61	-60

Proceeds from sale of other non-current assets		2	3

Acquisitions and divestments of interests in associated companies, net		-7	-6

Acquisitions and divestments of businesses, net	6.3	-9 957	-3 760

Purchases of marketable securities and commodities		-1 900	-228

Proceeds from sale of marketable securities and commodities		492	2 561

Net cash flows used in investing activities from continuing operations		-13 055	-1 067

Net cash flows used in investing activities from discontinued operations	10	-127	-1 159

Total net cash flows used in investing activities		-13 182	-2 226

Dividends paid to shareholders of Novartis AG		-6 987	-6 645

Acquisitions of treasury shares		-2 842	-5 533

Proceeds from exercised options and other treasury share transactions, net		748	201

Increase in non-current financial debts		7 126	93

Repayments of non-current financial debts		-2 003	-3 195

Change in current financial debts		2 261	-1 582

Payments of lease liabilities, net		-312	-273

Impact of change in ownership of consolidated entities		-2	-6

Other financing cash flows, net		-147	56

Net cash flows used in financing activities from continuing operations		-2 158	-16 884

Net cash flows used in/from financing activities from discontinued operations	10	-50	3 257

Total net cash flows used in financing activities		-2 208	-13 627

Net change in cash and cash equivalents before effect of exchange rate changes		-1 740	-2 228

Effect of exchange rate changes on cash and cash equivalents		286	69

Total net change in cash and cash equivalents		-1 454	-2 159

Cash and cash equivalents at January 1		11 112	13 271

Cash and cash equivalents at December 31		9 658	11 112

Notes to the Condensed Consolidated Financial Statements for the three-month interim period (unaudited) and year ended December 31, 2020 (audited)

1. Basis of preparation
These Condensed Consolidated Financial Statements for the three-month interim period and year ended December 31, 2020, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2020 Annual Report published on January 26, 2021.
2. Selected critical accounting policies
The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2020 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are continually monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2020 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.
Non-current assets held for sale or held for distribution to owners
Non-current assets are accounted for as assets held for sale or related to discontinued operations when their carrying amount is to be recovered principally through a sale transaction or distribution to owners and a sale or distribution to owners is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of a disposal group held for sale are not depreciated or amortized. The prior year consolidated balance sheet is not restated.
If in a subsequent period, the criteria for classification as held for sale are no longer met, the recoverable amount of assets and liabilities are reclassified out of assets held for sale into the respective balance sheet lines, the prior year consolidated balance sheet is not restated. The cumulative amount of depreciation and amortization not recorded since the date of their classification to assets held for sale, and any required adjustments to the recoverable amounts of assets are recognized in the consolidated income statement.
Distribution of Alcon Inc. to Novartis AG shareholders
During the first quarter of 2019, at the Annual General Meeting (AGM) of Novartis AG shareholders, held on February 28, 2019, the Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Alcon Inc.
The February 28, 2019, shareholder approval for the spin-off required the Alcon Division and selected portions of corporate activities attributable to Alcon’s business (the “Alcon business”) to be reported as discontinued operations.
The shareholder approval to spin off the Alcon business also required the recognition of a distribution liability at the fair value of the Alcon business. The Group elected to measure the distribution liability at the fair value of the Alcon business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It was required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation. At the April 8, 2019 distribution settlement date, the resulting gain, which was measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, was recognized on the line “Gain on distribution of Alcon Inc. to Novartis AG shareholders” in the income statement of discontinued operations.
The recognition of the distribution liability required the use of valuation techniques for the purposes of the impairment testing of the Alcon business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Alcon business’ future cash flows, market multiples to estimate day one market value, and control premiums to apply in estimating the Alcon business, fair value. These fair value measurements were classified as “Level 3” in the fair value hierarchy. The section “—Impairment of goodwill and intangible assets” in Note 1 to the Consolidated Financial Statements of the 2020 Annual Report provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Transaction costs that were directly attributable to the distribution (spin-off) of Alcon to the Novartis shareholders, and that would otherwise have been avoided, were recorded as a deduction from equity.
For additional disclosures, refer to Notes 3 and 10.
New IFRS standard effective as of January 1, 2020
The following amended IFRS standard has been adopted by Novartis from January 1, 2020:
IFRS 3 Business Combination amendments
The IASB issued amendments to IFRS 3 Business Combinations that revised the definition of a business, which assists entities with the evaluation of when an asset or group of assets acquired should be considered a business. This amended standard has been applied to transactions entered into on or after January 1, 2020. The amended standard allows an entity to apply an optional concentration test, on a transaction-by-transaction basis, to evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this optional concentration test is met, the set of activities and assets is determined not to be a business. The adoption of this amended standard on January 1, 2020 did not have a significant impact on our consolidated financial statements and is not expected to have a significant impact in future periods. However, this will depend on the facts and circumstances of future transactions and if the Group decides to apply the optional concentration test in the assessment of whether an acquired set of activities and assets is, or is not a business.
There are no other new or amended IFRS standards or interpretations not yet effective that would be expected to have a material impact on the Group.
3. Significant transactions
Significant transactions in 2020
The Group applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Innovative Medicines – acquisition of The Medicines Company
On November 23, 2019, Novartis entered into an agreement and plan of merger (the Merger Agreement) with The Medicines Company, a US-based pharmaceutical company headquartered in Parsippany, New Jersey USA. Pursuant to the Merger Agreement, on December 5, 2019, Novartis, through a subsidiary, commenced a tender offer to acquire all outstanding shares of The Medicines Company for USD 85 per share, or a total consideration of approximately USD 9.6 billion in cash on a fully diluted basis, including the equivalent share value related to The Medicines Company’s convertible notes, in accordance with their terms. The tender offer expired on January 3, 2020, and on January 6, 2020, the acquiring subsidiary merged with and into The Medicines Company, resulting in The Medicines Company becoming an indirect wholly owned subsidiary of Novartis. Novartis financed the transaction through available cash, and short- and long-term borrowings.
The Medicines Company is focused on the development of inclisiran, a potentially first-in-class, twice yearly therapy that allows administration during patients’ routine visits to their healthcare professionals and will potentially contribute to improved patient adherence and sustained lower LDL-C levels.
The fair value of the total purchase consideration was USD 9.6 billion. The purchase price allocation resulted in net identifiable assets of approximately USD 7.1 billion,

consisting of USD 8.5 billion intangible assets, USD 1.4 billion net deferred tax liabilities and goodwill of approximately USD 2.5 billion.
Results of operations since the date of acquisition were not material.
Sandoz – acquisition of the Japanese business of Aspen Global Incorporated
On November 11, 2019, Sandoz entered into an agreement for the acquisition of the Japanese business of Aspen Global Incorporated (AGI), a wholly owned subsidiary of Aspen Pharmacare Holdings Limited. Under the agreement, Sandoz acquired the shares in Aspen Japan K.K. and associated assets held by AGI. The transaction closed on January 31, 2020.
Aspen’s portfolio in Japan consists of off-patent medicines with a focus on anesthetics and specialty brands. The acquisition will enable Sandoz to expand its presence in the third-largest worldwide generics marketplace.
The purchase price consist of EUR 274 million (USD 303 million) upfront payment, less customary purchase price adjustment of EUR 27 million (USD 30 million), plus potential milestone payments of up to EUR 70 million (USD 77 million), which AGI is eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was EUR 294 million (USD 324 million). The amount consisted of a cash payment of EUR 247 million (USD 273 million) and the fair value of contingent consideration of EUR 47 million (USD 51 million), which AGI is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 238 million, consisting of USD 196 million intangible assets, USD 26 million other net assets, USD 16 million net deferred tax assets. Goodwill amounted to USD 86 million. Results of operations since the date of acquisition were not material.
Sandoz – retention of US dermatology business and generic US oral solids portfolio, previously planned to be divested
On September 6, 2018, Novartis announced that it entered into a stock and asset purchase agreement (SAPA) with Aurobindo Pharma USA Inc. (Aurobindo) for the sale of selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and generic US oral solids portfolio, for USD 0.8 billion in cash and potential earnouts. The closing was conditional on obtaining regulatory approval.
In March 2020, Novartis took the decision to retain the Sandoz US generic oral solids and dermatology businesses and on April 2, 2020 entered into a mutual agreement with Aurobindo to terminate the transaction. The decision was taken as approval from the US Federal Trade Commission for the transaction was not obtained within the agreed timelines.
The cumulative amount of the depreciation on property, plant and equipment (USD 38 million) and amortization on intangible assets (USD 102 million), not recorded in the consolidated income statement since the date of classification as held for sale was recognized in the consolidated income statement in the first quarter of 2020. In addition, an impairment of currently marketed products of USD 42 million was recognized in the first quarter of 2020 consolidated income statement.
As at March 31, 2020, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets and liabilities of disposal group held for sale. The prior year balance sheet is not required to be restated.
In the Group’s consolidated balance sheet at December 31, 2019, the assets and liabilities classified as disposal group assets and liabilities held for sale consisted of the following:
(USD millions)	December 31, 2019

Assets of disposal group classified as held for sale
Property, plant and equipment	169

Intangible assets other than goodwill	475

Deferred tax assets	11

Other non-current assets	2

Inventories	181

Other current assets	3

Total	841

Liabilities of disposal group classified as held for sale
Deferred tax liabilities	2

Provisions and other non-current liabilities	4

Provisions and other current liabilities	25

Total	31

There are no cumulative income or expenses included in other comprehensive income relating to the disposal group.
Significant transactions in 2019
Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders
On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of the Alcon business into a separately traded standalone company, following the complete structural separation of the Alcon business into a standalone company (the Alcon business or Alcon Inc.).
The Novartis AG shareholders approved the spin-off of the Alcon business at the 2019 Annual General Meeting held on February 28, 2019, subject to completion of certain conditions precedent to the distribution. Upon shareholder approval, the Alcon business was reported as discontinued operations, and the fair value of the Alcon business exceeded the carrying value of its net assets.
The conditions precedent to the spin-off were met and on April 8, 2019 the spin-off of the Alcon business was effected by way of a distribution of a dividend in kind of Alcon Inc. shares to Novartis AG shareholders and ADR (American Depositary Receipt) holders (the Distribution), which amounted to USD 23.4 billion and is recognized as a reduction to retained earnings. Through the Distribution, each Novartis AG shareholder received one Alcon Inc. share for every five Novartis AG shares/ADRs they held on April 8, 2019, close of business. As of April 9, 2019, the shares of Alcon Inc. are listed on the SIX Swiss Exchange (SIX) and on the New York Stock Exchange (NYSE) under the symbol “ALC.”
The dividend in kind distribution liability to effect the spin-off of the Alcon business (the distribution liability) amounted to USD 26.4 billion at March 31, 2019, unchanged from its initial recognition on February 28, 2019, and was in excess of the carrying value of the Alcon business net assets as of February 28, 2019, and as of March 31, 2019. The net assets of the Alcon business amounted to USD 23.1 billion as at March 31, 2019.
On March 6, 2019, Alcon entered into financing arrangements with a syndicate of banks under which it borrowed on April 2, 2019, a total amount of USD 3.2 billion. These borrowings consisted of approximately USD 2.8 billion and the equivalent of USD 0.4 billion in EUR in bridge and other term loans under such Alcon facilities agreement. In addition, approximately USD 0.3 billion of borrowings under a number of local bilateral facilities in different countries, with the largest share of borrowings in Japan, were raised. This resulted in a total gross debt of USD 3.5 billion. These outstanding borrowings of the Alcon legal entities were recorded in the balance sheet and financing cash flow from discontinued operations. Prior to the spin-off, through a series of intercompany transactions, Alcon legal entities paid approximately USD 3.1 billion in cash to Novartis and its affiliates.
At the April 8, 2019 Distribution, the fair value of the distribution liability of the Alcon business amounted to USD 23.4 billion, a decrease of USD 3.0 billion from March 31, 2019. As mentioned above, prior to the spin-off, through a series of intercompany transactions, Alcon legal entities incurred additional net financial debt and paid approximately USD 3.1 billion in cash to Novartis and its affiliates. This additional net debt and transactions resulted in a decrease in Alcon’s net assets to USD 20.0 billion at the date of the Distribution of the dividend in kind to Novartis AG shareholders on April 8, 2019. The distribution liability at April 8, 2019, remained in excess of the then-carrying value of the Alcon business net assets.
Certain consolidated foundations own Novartis AG dividend-bearing shares restricting their availability for use by the Group. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Alcon Inc. shares representing an approximate 4.7% equity interest in Alcon Inc. Upon the loss of control of Alcon Inc. through the Distribution, the financial investment in Alcon Inc. was recognized at its fair value based on the opening traded share price of Alcon Inc. on April 9, 2019 (a Level 1 hierarchy valuation). At initial recognition, its fair value of USD 1.3 billion was reported on the Group’s consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
The total non-taxable, non-cash gain recognized at the distribution date of the spin-off of the Alcon business amounted to USD 4.7 billion consisting of:
(USD millions)	April 8, 2019

Net assets derecognized	-20 025

Derecognition of distribution liability	23 434

Difference between net assets and distribution liability	3 409

Recognition of Alcon Inc. shares obtained through consolidated foundations	1 273

Currency translation gains recycled into the consolidated income statement	123

Transaction costs recognized in the consolidated income statement	-114

Gain on distribution of Alcon Inc. to Novartis AG shareholders	4 691

For additional disclosure on discontinued operations, refer to Note 10.
Innovative Medicines – acquisition of IFM Tre, Inc.
On May 7, 2019, Novartis acquired IFM Tre, Inc., a privately held, US-based biopharmaceutical company focused on developing anti-inflammatory medicines targeting the NLRP3 inflammasome. The acquisition gives Novartis full rights to IFM Tre, Inc.’s portfolio of NLRP3 antagonists. The NLRP3 antagonists portfolio consists of one clinical program and two preclinical programs: IFM-2427, a first-in-class, clinical-stage systemic antagonist for an array of chronic inflammatory disorders, including atherosclerosis and nonalcoholic steatohepatitis (NASH); a preclinical-stage gut-directed molecule for the treatment of inflammatory bowel disease; and a preclinical-stage central nervous system (CNS)-penetrant molecule.
The previously held interest of 9% was adjusted to its fair value of USD 33 million through the consolidated income statement at acquisition date. This remeasurement resulted in a gain of USD 14 million. The fair value of the total purchase consideration for acquiring the 91% stake Novartis did not already own amounted to USD 361 million. The amount consisted of an initial cash payment of USD 285 million, and the fair value of the contingent consideration of USD 76 million due to the IFM Tre, Inc. shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 355 million, mainly intangible assets, and goodwill of USD 39 million. The 2019 results of operations since the date of acquisition were not material.
Innovative Medicines – acquisition of Xiidra
On May 8, 2019, Novartis entered into an agreement with Takeda Pharmaceutical Company Limited (Takeda) to acquire the assets associated with Xiidra (lifitegrast ophthalmic solution) 5% worldwide. Xiidra is the first and only prescription treatment approved to treat both signs and symptoms of dry eye by inhibiting inflammation caused by the disease. The transaction bolsters the Novartis front-of-the-eye portfolio and ophthalmic leadership. The transaction closed on July 1, 2019. The purchase price consists of a USD 3.4 billion upfront payment, customary purchase price adjustments of USD 0.1 billion, and the potential milestone payments of up to USD 1.9 billion, which Takeda is eligible to receive upon the achievement of specified commercialization milestones.
The fair value of the total purchase consideration was USD 3.7 billion. The amount consists of an initial cash payment of USD 3.5 billion, and the fair value of the contingent consideration of USD 0.2 billion, which Takeda is eligible to receive upon the achievement of specified commercialization milestones.
The purchase price allocation resulted in net identifiable assets of approximately USD 3.6 billion, consisting mainly of intangible assets of USD 3.6 billion, and goodwill amounted to approximately USD 0.1 billion. In 2019, from the date of acquisition, the business generated net sales of USD 0.2 billion. Management estimated that net sales for the entire year of 2019 would have amounted to USD 0.3 billion, had the business been acquired at the beginning of the 2019 reporting period. The 2019 results of operations since the date of acquisition were not material.
4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2020	2019	FY 2020	FY 2019

Balance at beginning of year		2 265.0	2 311.2	55 474	78 614

Impact of change in accounting policy	4.3				3

Restated equity at January 1				55 474	78 617

Shares acquired to be canceled		-32.6	-60.3	-2 897	-5 351

Other share purchases		-1.7	-1.7	-159	-160

Exercise of options and employee transactions		14.7	5.5	806	210

Repurchase of options				-89

Equity-based compensation		11.0	9.4	730	833

Shares delivered to Alcon employees as a result of the Alcon spin-off		0.4	0.9	30	18

Taxes on treasury share transactions	4.4			32	-189

(Increase)/Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			-1 769	284

Dividends				-6 987	-6 645

Dividend in kind to effect the spin-off of Alcon Inc.					-23 434

Net income of the period attributable to shareholders of Novartis AG				8 072	11 732

Other comprehensive income attributable to shareholders of Novartis AG				3 331	-207

Transaction costs, net of taxes	4.5				-253

Impact of change in ownership of consolidated entities				6	-3

Other movements	4.2			18	22

Balance at December 31		2 256.8	2 265.0	56 598	55 474

4.1. In November 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 2.5 billion share buyback. Novartis is able to cancel this arrangement at any time but could be subject to a 90-day waiting period. The commitment under this arrangement therefore reflects the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
The commitment under this arrangement amounted to USD 1.8 billion as of December 31, 2020.
In August 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares to mitigate dilution related to participation plans of associates. Novartis was able to cancel this arrangement at any time but would have been subjected to a 90-day waiting period.
This trading plan commitment was fully executed and expired, and as a consequence, there is no contingent liability related to this plan recognized as of December 31, 2020.
In 2019, Novartis entered into a similar irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 5 billion share buyback and to repurchase Novartis shares to mitigate dilution related to participation plans of associates. The commitment under this arrangement therefore reflects the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
The trading plan commitment was fully executed and expired, and as a consequence, there is no contingent liability related to this plan recognized as of December 31, 2019.
4.2. Other movements includes, for subsidiaries in hyperinﬂationary economies, the impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period as well as the restatement of the equity balances of the current year.
4.3. In 2019, the impact of change in accounting policy includes USD 3 million related to the implementation of IFRS 16 Leases.
4.4. Included in 2019 is a USD 69 million impact related to the revaluation of the deferred tax liability on treasury shares that are recognized through retained earnings. This revaluation resulted from the Swiss Federal tax reform enacted in May 2019, effective January 1, 2020.
4.5. In 2019, transaction costs that were directly attributable to the distribution (spin-off) of Alcon Inc. to Novartis shareholders that would otherwise have been avoided, were recorded as a deduction from equity.
5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of December 31, 2020 and December 31, 2019. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2020 Annual Report, published on January 26, 2021.
	Level 1		Level 2		Level 3		Total

(USD millions)	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019

Marketable securities
Debt securities			26	24			26	24

Fund investments		37						37

Total marketable securities		37	26	24			26	61

Derivative financial instruments			159	102			159	102

Total marketable securities and derivative financial instruments		37	185	126			185	163

Long-term financial investments
Debt and equity securities	1 153	976			460	581	1 613	1 557

Fund investments					366	233	366	233

Contingent consideration receivables					625	399	625	399

Total long-term financial investments	1 153	976			1 451	1 213	2 604	2 189

Associated companies at fair value through profit or loss					211	186	211	186

Contingent consideration payables					-1 046	-1 036	-1 046	-1 036

Other financial liabilities					-23	-29	-23	-29

Derivative financial instruments			-194	-185			-194	-185

Total financial liabilities at fair value			-194	-185	-1 069	-1 065	-1 263	-1 250

During 2020, there were no significant transfers from one level to the other and no significant transactions associated with level 3 financial instruments. During the fourth quarter of 2020, there was one non-significant transfer of equity securities from level 3 to level 1 for USD 29 million due to Initial Public Offerings.
The fair value of straight bonds amounted to USD 31.4 billion at December 31, 2020 (USD 23.7 billion at

December 31, 2019) compared to the balance sheet value of USD 28.3 billion at December 31, 2020 (USD 22.2 billion at December 31, 2019). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line total long-term financial investments of USD 2.6 billion at December 31, 2020 (USD 2.2 billion at December 31, 2019) is included in line “Financial and other non-current assets” of the consolidated balance sheets.
In 2020, in accordance with the consolidated foundations, Alcon Inc. share divestment plans, Alcon Inc. shares with a fair value of USD 331 million (2019: USD 976 million) were sold, or otherwise disposed of, and the USD 13 million gain on disposal (2019: USD 62 million gain on disposal) was transferred from other comprehensive income to retained earnings (fourth quarter of 2020: fair value of USD 44 million and loss on disposal of USD 3 million; fourth quarter of 2019: fair value of USD 320 million and gain on disposal of USD 14 million).
The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.
Non-current financial debt – issuance of bonds
Novartis issued the following straight bonds during 2020:
Coupon	Currency	Nominal amount (millions)	Maturity year	Issuer	Issue price	Carrying value Dec 31, 2020 (USD millions)

1.75%	USD	1 000	2025	Novartis Capital Corporation, New York, United States	99.852%	996

2.00%	USD	1 250	2027	Novartis Capital Corporation, New York, United States	99.909%	1 245

2.20%	USD	1 500	2030	Novartis Capital Corporation, New York, United States	99.869%	1 493

2.75%	USD	1 250	2050	Novartis Capital Corporation, New York, United States	97.712%	1 213

0.00% [1]	EUR	1 850	2028	Novartis Finance S.A., Luxembourg, Luxembourg	99.354%	2 255

[1] The EUR 1 850 million bond issued in 2020 features a coupon step-up of 0.25% commencing with the first interest payment date after December 31, 2025, if one or both of the 2025 Patient Access Targets are not met. These 2025 Patient Access Targets are the 2025 Flagship Programs Patient Reach Target and the 2025 Strategic Innovative Therapies Patient Reach Target, as defined in the bond prospectus. As of December 31, 2020, there is no indication that these 2025 Patient Access Targets will not be met.

6. Details to the consolidated statements of cash flows
6.1. Reversal of non-cash items and other adjustments from continuing operations
(USD millions)	Q4 2020	Q4 2019

Depreciation, amortization and impairments on:
Property, plant and equipment	353	382

Right-of-use assets	94	78

Intangible assets	1 170	1 477

Financial assets [1]	-69	11

Change in provisions and other non-current liabilities	75	471

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-330	-533

Equity-settled compensation expense	159	170

Income from associated companies	-141	-150

Taxes	460	630

Net financial expense	226	214

Total	1 997	2 750

[1] Includes fair value adjustments

(USD millions)	FY 2020	FY 2019

Depreciation, amortization and impairments on:
Property, plant and equipment	1 758	1 547

Right-of-use assets	330	305

Intangible assets	4 376	3 974

Financial assets [1]	-335	-38

Change in provisions and other non-current liabilities	1 411	1 871

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-478	-1 234

Equity-settled compensation expense	738	758

Income from associated companies	-673	-659

Taxes	1 807	1 793

Net financial expense	947	805

Total	9 881	9 122

[1] Includes fair value adjustments
6.2. Total amount of taxes paid
In 2020, the total amount of taxes paid was USD 1.9 billion (Q4 2020: USD 618 million), of which USD 1.8 billion (Q4 2020: USD 618 million) was included within “Net cash flows from operating activities from continuing operations”, and USD 88 million (Q4 2020: nil) was included within “Net cash flows used in investing activities from discontinued operations.”
In 2019, the total amount of taxes paid was USD 2.0 billion (Q4 2019: USD 760 million), of which USD 1.9 billion (Q4 2019: USD 681 million) was included within “Net cash flows from operating activities from continuing operations,” USD 38 million (Q4 2019: nil) was included within “Net cash flows from operating activities from discontinued operations,” and USD 79 million (Q4 2019: USD 79 million) was included within “Net cash flows used in investing activities from discontinued operations.”
6.3. Cash flows arising from acquisitions and divestments of businesses, net
The following is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q4 2020	Q4 2019	FY 2020	FY 2019

Net assets recognized as a result of acquisitions of businesses			-10 173	-4 124

Fair value of previously held equity interests	1		7	33

Contingent consideration payable, net			98	242

Payments, deferred consideration and other adjustments, net	26	1	62	-2

Cash flows from/used for acquisitions of businesses	27	1	-10 006	-3 851

Cash flows from divestments of businesses, net [1]	27	81	49	91

Cash flows from/used for acquisitions and divestments of businesses, net	54	82	-9 957	-3 760

[1] In 2020, USD 49 million (Q4 2020: USD 27 million) represented the net cash inflows from divestments in previous years.
In 2019, the USD 91 million (Q4 2019: USD 81 million) included USD 4 million (Q4 2019: USD 15 million net cash inflows) net cash outflows from divestments in previous years, and USD 95 million (Q4 2019: USD 66 million) net cash inflows from business divestments in 2019. The net identifiable assets of the 2019 divested businesses amounted to USD 196 million (Q4 2019: USD 133 million), comprised of non-current asset of USD 159 million (Q4 2019: USD 94 million); current assets of USD 96 million, including USD 11 million cash and cash equivalents (Q4 2019: USD 87 million, including USD 11 million cash and cash equivalents); non-current liabilities USD 18 million (Q4 2019: USD 11 million); and current liabilities of USD 41 million (Q4 2019: USD 37 million).

Notes 3 and 7 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

7. Acquisition of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	FY 2020	FY 2019

Property, plant and equipment	26	44

Right-of-use assets	32

Currently marketed products	196	3 550

Acquired research and development	8 600	342

Other intangible assets	218	22

Deferred tax assets	476	60

Non-current financial and other assets	49	8

Inventories	84	195

Trade receivables and financial and other current assets	109	4

Cash and cash equivalents	76

Deferred tax liabilities	-1 977	-107

Current and non-current financial debts	-32	-2

Current and non-current lease liabilities	-44

Trade payables and other liabilities	-144	-178

Net identifiable assets acquired	7 669	3 938

Acquired cash and cash equivalents	-76

Goodwill	2 580	186

Net assets recognized as a result of acquisitions of businesses	10 173	4 124

Note 3 details significant acquisitions of businesses, specifically, The Medicines Company and the Japanese business of AGI in 2020, Xiidra and IFM Tre, Inc. in 2019. The goodwill arising out of these acquisitions is attributable to buyer specific synergies, the assembled workforce, and the accounting for deferred tax liabilities on the acquired assets. Goodwill of USD 74 million in 2020 (2019: USD 98 million) is tax deductible.
8. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2019 Annual Report and 2019 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of January 25, 2021 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2019 Annual Report and 2019 Form 20-F.
Investigations and related litigations
Government generic pricing antitrust investigations, antitrust class actions
Since 2016, Sandoz Inc. received a grand jury subpoena and a civil investigative demand and interrogatories from the Antitrust and Civil Divisions of the US Department of Justice (DOJ) in connection with alleged price fixing and market allocation of generic drugs in the US market as well as alleged False Claims Act violations. Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. agreed to pay USD 195 million and entered into a deferred prosecution agreement. The Sandoz resolution related to instances of misconduct at the company between 2013 and 2015 with regard to certain generic drugs sold in the United States. Under the terms of that agreement, Sandoz Inc. will continue to take steps to enhance its compliance program, employee training and monitoring, and will continue to cooperate with the US government’s ongoing investigation into the generic pharmaceutical industry. Sandoz Inc. is also in negotiations with the DOJ Civil Division to resolve potential related claims and has recorded a provision of USD 187 million.
Southern District of New York (S.D.N.Y.) marketing practices investigation and litigation
In 2013, the US government filed a civil complaint in intervention to an individual qui tam action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court (USDC) for the S.D.N.Y. The complaint, as subsequently amended, asserted federal False Claims Act and common law claims with respect to speaker programs and other promotional activities for certain NPC cardiovascular medications (Lotrel, Starlix and Valturna) allegedly serving as mechanisms to provide kickbacks to healthcare professionals (HCPs). Also in 2013, New York State filed a civil complaint in intervention asserting similar claims. In July 2020, Novartis finalized its settlement agreement with the S.D.N.Y, the New York State Attorney General and the individual relator to resolve their claims. As part of this settlement, Novartis agreed to pay USD 0.7 billion, and has agreed to new corporate integrity obligations with the Office of Inspector General of the US Department of Health & Human Services.
U.S. Government Foreign Corrupt Practices Act (FCPA) investigations
In June 2020, Novartis reached settlements with the DOJ and the US Securities and Exchange Commission (SEC) resolving all Foreign Corrupt Practices Act (FCPA) investigations into historical conduct by Novartis and its subsidiaries. These investigations were previously disclosed in Note 20 to the Consolidated Financial Statements in our 2019 Annual Report and 2019 Form 20-F under the headings “Greece investigation,” “South Korea investigation” and “Asia/Russia investigation.” As part of the coordinated resolution of these investigations, Novartis and certain of its current and former subsidiaries agreed to pay USD 0.3 billion. To resolve the DOJ investigation, Novartis Hellas S.A.C.I. entered into a deferred prosecution agreement (“Novartis Hellas DPA”) pertaining to inappropriate economic benefits provided to Greek healthcare professionals from 2012 to 2015 in connection with the ophthalmology product Lucentis. The Novartis Hellas DPA also covers books and records issues pertaining to the Lucentis conduct and to conduct related to a 2009 epidemiological study. The resolutions contain no allegations relating to any bribery of Greek politicians, which is consistent with what Novartis found in its own internal investigation. Alcon Pte Ltd, a former Novartis subsidiary, has entered into a separate deferred prosecution agreement with the DOJ (“Alcon DPA”) pertaining to inappropriate economic benefits provided to Vietnamese healthcare professionals and books and records violations from 2011 to 2014 in Vietnam. This conduct related to a consultancy program run by a distributor in Vietnam. To resolve the SEC investigation, Novartis AG reached an agreement pertaining to internal controls and books and records violations in Greece, Vietnam and South Korea. The violations in Greece pertain to the Lucentis-related conduct covered in the Novartis Hellas DPA as well as controls issues with Novartis Hellas post-approval studies identified by internal review in 2012 and resolved by 2013. In Vietnam, the violations relate to the activities involving an Alcon distributor that are the subject of the Alcon DPA. In South Korea, the violations relate to conduct for which Novartis has already taken responsibility in South Korea, where Novartis is in the final stages of resolving these issues with the local authorities. The SEC agreement also addresses certain internal controls and books and records issues related to Alcon China’s placement of surgical devices.
Lucentis/Avastin® matters
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for neovascular age-related macular degeneration from 2008 to 2013. In September 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law and imposing a fine of EUR 385 million (equivalent to approximately USD 452 million). Novartis has paid the fine and is appealing the FCA’s decision.
In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2019 Annual Report and 2019 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

9. Segmentation of key figures
 The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments, Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Oncology consists of the global business franchise Oncology, and Novartis Pharmaceuticals consists of the global business franchises Immunology, Hepatology and Dermatology; Ophthalmology; Neuroscience; Cardiovascular, Renal and Metabolism; Respiratory; and Established Medicines.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment.
Our divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Novartis Business Services.
Further details are provided in Note 3 to the Consolidated Financial Statements of the 2020 Annual Report.
Following the February 28, 2019, shareholders’ approval of the spin-off of the Alcon business, the Group reported its financial results as “continuing operations” and “discontinued operations” (refer to Notes 2, 3 and 10 for further details).
Continuing operations comprise the activities of Innovative Medicines and Sandoz Divisions and the continuing Corporate activities.
Discontinued operations included in 2019 the operational results from the Alcon eye care devices business and certain Corporate activities attributable to the Alcon business prior to the spin-off, the gain on distribution of Alcon Inc. to Novartis AG shareholders, and certain other expenses related to the Distribution (see Notes 2, 3 and 10).

Segmentation – Consolidated income statement
Fourth quarter
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019

Net sales to third parties from continuing operations	10 233	9 920	2 537	2 483			12 770	12 403

Sales to continuing segments	190	167	52	23	-242	-190

Net sales from continuing operations	10 423	10 087	2 589	2 506	-242	-190	12 770	12 403

Other revenues	246	286	8	22	6	5	260	313

Cost of goods sold	-3 097	-2 820	-1 383	-1 389	263	217	-4 217	-3 992

Gross profit from continuing operations	7 572	7 553	1 214	1 139	27	32	8 813	8 724

Selling, general and administration	-3 211	-3 185	-572	-574	-141	-146	-3 924	-3 905

Research and development	-2 082	-2 192	-251	-661			-2 333	-2 853

Other income	422	578	93	45	128	20	643	643

Other expense	-315	-544	-112	-144	-128	-98	-555	-786

Operating income from continuing operations	2 386	2 210	372	-195	-114	-192	2 644	1 823

as % of net sales	23.3%	22.3%	14.7%	-7.9%			20.7%	14.7%

Income from associated companies					141	150	141	150

Interest expense							-201	-203

Other financial income and expense							-25	-11

Income before taxes from continuing operations							2 559	1 759

Taxes							-460	-630

Net income from continuing operations							2 099	1 129

Net income							2 099	1 129

Full year
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	2020	2019	2020	2019	2020	2019	2020	2019

Net sales to third parties from continuing operations	39 013	37 714	9 646	9 731			48 659	47 445

Sales to continuing and discontinued segments	792	783	189	141	-981	-871		53

Net sales from continuing operations	39 805	38 497	9 835	9 872	-981	-871	48 659	47 498

Other revenues	1 018	1 092	53	63	168	24	1 239	1 179

Cost of goods sold	-10 927	-10 050	-5 252	-5 334	1 058	959	-15 121	-14 425

Gross profit from continuing operations	29 896	29 539	4 636	4 601	245	112	34 777	34 252

Selling, general and administration	-11 657	-11 617	-2 076	-2 218	-464	-534	-14 197	-14 369

Research and development	-8 118	-8 152	-862	-1 250			-8 980	-9 402

Other income	922	1 586	176	167	644	278	1 742	2 031

Other expense	-1 871	-2 069	-831	-749	-488	-608	-3 190	-3 426

Operating income from continuing operations	9 172	9 287	1 043	551	-63	-752	10 152	9 086

as % of net sales	23.5%	24.6%	10.8%	5.7%			20.9%	19.2%

Income from associated companies	1	1	2	2	670	656	673	659

Interest expense							-869	-850

Other financial income and expense							-78	45

Income before taxes from continuing operations							9 878	8 940

Taxes							-1 807	-1 793

Net income from continuing operations							8 071	7 147

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders								-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders								4 691

Net income from discontinued operations								4 590

Net income							8 071	11 737

Segmentation – Additional consolidated balance sheet and income statement disclosure
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019

Total assets	83 112	71 225	16 825	16 468	32 122	30 677	132 059	118 370

Total liabilities	-15 472	-15 332	-3 786	-3 804	-56 135	-43 683	-75 393	-62 819

Total equity							56 666	55 551

Net debt [1]					24 481	15 938	24 481	15 938

Net operating assets	67 640	55 893	13 039	12 664	468	2 932	81 147	71 489

Included in net operating assets are:
Property, plant and equipment	9 863	9 632	1 849	1 888	551	549	12 263	12 069

Goodwill	21 718	18 750	8 274	7 767	7	7	29 999	26 524

Intangible assets other than goodwill	35 121	27 586	1 543	1 125	145	76	36 809	28 787

[1] See page 64 for additional disclosures related to net debt.
In the fourth quarter of 2020, net impairment charges for property, plant and equipment from continuing operations amounted to USD 37 million (2019: USD 42 million) of which USD 33 million (2019: USD 15 million) in the Innovative Medicines Division and USD 4 million (2019: USD 27 million) in the Sandoz Division.
In 2020, net impairment charges for property, plant and equipment from continuing operations amounted to USD 440 million (2019: USD 202 million) of which USD 324 million (2019: USD 100 million) in the Innovative Medicines Division and USD 116 million (2019: USD 101 million) in the Sandoz Division. No impairment was recorded in Corporate in 2020 (2019: USD 1 million).
The following table shows the intangible asset impairment charges from continuing operations:
(USD millions)	Q4 2020	Q4 2019	FY 2020	FY 2019

Innovative Medicines [1]	-191	-190	-768	-669

Sandoz [2]	-51	-459	-141	-506

Corporate	-5		-5

Total	-247	-649	-914	-1 175

[1] 2020 includes an impairment of USD 485 million related to the write-down of IPR&D related to cessation of clinical development program ZPL389 for atopic dermatitis and USD 181 million related to a partial write-down of the Votrient currently marketed product.
2019 includes an impairment of USD 416 million related to the write-down of IPR&D related to cessation of clinical development program EMA401 and a USD 108 million write-down related to the cessation of clinical development program for MOR106 for atopic dermatitis.

[2] 2019 includes an impairment of USD 442 million related to the write-down of IPR&D related to the discontinuation of the generic Advair® development program.

Segmentation – Net sales by region1
Fourth quarter
	Q4 2020 USD m	Q4 2019 USD m	% change USD	% change cc 2	Q4 2020 % of total	Q4 2019 % of total

Innovative Medicines

Europe	3 663	3 271	12	7	36	33

US	3 653	3 735	-2	-2	36	38

Asia/Africa/Australasia	2 263	2 223	2	-2	22	22

Canada and Latin America	654	691	-5	4	6	7

Total	10 233	9 920	3	1	100	100

Of which in Established Markets	7 821	7 530	4	1	76	76

Of which in Emerging Growth Markets	2 412	2 390	1	3	24	24

Sandoz

Europe	1 375	1 308	5	1	54	53

US	517	604	-14	-14	20	24

Asia/Africa/Australasia	441	357	24	19	17	14

Canada and Latin America	204	214	-5	3	9	9

Total	2 537	2 483	2	0	100	100

Of which in Established Markets	1 843	1 797	3	-2	73	72

Of which in Emerging Growth Markets	694	686	1	6	27	28

Continuing operations

Europe	5 038	4 579	10	5	39	37

US	4 170	4 339	-4	-4	33	35

Asia/Africa/Australasia	2 704	2 580	5	1	21	21

Canada and Latin America	858	905	-5	4	7	7

Total	12 770	12 403	3	1	100	100

Of which in Established Markets	9 664	9 327	4	0	76	75

Of which in Emerging Growth Markets	3 106	3 076	1	4	24	25

[1] Net sales to third parties from continuing operations by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

Segmentation – Net sales by region1
Full year
	FY 2020 USD m	FY 2019 USD m	% change USD	% change cc 2	FY 2020 % of total	FY 2019 % of total

Innovative Medicines

Europe	13 484	12 818	5	4	35	34

US	14 342	13 789	4	4	37	37

Asia/Africa/Australasia	8 718	8 458	3	2	22	22

Canada and Latin America	2 469	2 649	-7	6	6	7

Total	39 013	37 714	3	4	100	100

Of which in Established Markets	29 643	28 573	4	3	76	76

Of which in Emerging Growth Markets	9 370	9 141	3	7	24	24

Sandoz

Europe	5 231	5 115	2	2	54	53

US	2 142	2 491	-14	-14	22	26

Asia/Africa/Australasia	1 501	1 341	12	11	16	14

Canada and Latin America	772	784	-2	8	8	7

Total	9 646	9 731	-1	0	100	100

Of which in Established Markets	7 089	7 111	0	-1	73	73

Of which in Emerging Growth Markets	2 557	2 620	-2	3	27	27

Continuing operations

Europe	18 715	17 933	4	4	38	38

US	16 484	16 280	1	1	34	34

Asia/Africa/Australasia	10 219	9 799	4	4	21	21

Canada and Latin America	3 241	3 433	-6	6	7	7

Total	48 659	47 445	3	3	100	100

Of which in Established Markets	36 732	35 684	3	2	75	75

Of which in Emerging Growth Markets	11 927	11 761	1	6	25	25

[1] Net sales to third parties from continuing operations by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

Segmentation – Net sales by business franchise
Innovative Medicines Division net sales by business franchise
Fourth quarter
	Q4 2020	Q4 2019	% change	% change
	USD m	USD m	USD	cc 1

Oncology
Tasigna	513	491	4	3

Promacta/Revolade	471	380	24	23

Tafinlar + Mekinist	408	356	15	13

Sandostatin	363	402	-10	-11

Jakavi	376	293	28	24

Gleevec/Glivec	291	313	-7	-9

Afinitor/Votubia	259	365	-29	-30

Kisqali	184	155	19	18

Exjade/Jadenu	156	231	-32	-35

Votrient	147	177	-17	-18

Kymriah	141	96	47	42

Lutathera	109	107	2	1

Piqray	84	67	25	25

Adakveo	34	1	nm	nm

Tabrecta	17		nm	nm

Other	264	294	-10	-12

Total Novartis Oncology business unit	3 817	3 728	2	1

Immunology, Hepatology and Dermatology
Cosentyx	1 109	965	15	13

Ilaris	240	178	35	32

Total Immunology, Hepatology and Dermatology	1 349	1 143	18	16

Ophthalmology
Lucentis	530	517	3	-2

Xiidra	108	90	20	19

Beovu	37	35	6	2

Other	450	585	-23	-24

Total Ophthalmology	1 125	1 227	-8	-11

Neuroscience
Gilenya	760	803	-5	-8

Zolgensma	254	186	37	33

Mayzent	57	17	nm	nm

Aimovig	56	28	100	91

Kesimpta	14		nm	nm

Other	12	14	-14	-13

Total Neuroscience	1 153	1 048	10	7

Cardiovascular, Renal and Metabolism
Entresto	716	518	38	35

Other		5	nm	nm

Total Cardiovascular, Renal and Metabolism	716	523	37	34

Respiratory
Xolair	335	303	11	8

Ultibro Group	160	162	-1	-6

Other	10	6	67	55

Total Respiratory	505	471	7	3

Established Medicines
Galvus Group	293	342	-14	-14

Diovan Group	224	266	-16	-17

Exforge Group	247	245	1	-1

Zortress/Certican	112	123	-9	-12

Neoral/Sandimmun(e)	103	105	-2	-5

Voltaren/Cataflam	95	104	-9	-9

Other	494	595	-17	-18

Total Established Medicines	1 568	1 780	-12	-13

Total Novartis Pharmaceuticals business unit	6 416	6 192	4	2

Total division net sales	10 233	9 920	3	1

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

nm = not meaningful

Innovative Medicines Division net sales by business franchise
Full year
	FY 2020	FY 2019	% change	% change
	USD m	USD m	USD	cc 1

Oncology
Tasigna	1 958	1 880	4	5

Promacta/Revolade	1 738	1 416	23	23

Tafinlar + Mekinist	1 542	1 338	15	16

Sandostatin	1 439	1 585	-9	-8

Jakavi	1 339	1 114	20	20

Gleevec/Glivec	1 188	1 263	-6	-6

Afinitor/Votubia	1 083	1 539	-30	-29

Kisqali	687	480	43	45

Exjade/Jadenu	653	975	-33	-33

Votrient	635	755	-16	-15

Kymriah	474	278	71	68

Lutathera	445	441	1	1

Piqray	320	116	176	176

Adakveo	105	1	nm	nm

Tabrecta	35		nm	nm

Other	1 070	1 189	-10	-10

Total Novartis Oncology business unit	14 711	14 370	2	3

Immunology, Hepatology and Dermatology
Cosentyx	3 995	3 551	13	13

Ilaris	873	671	30	31

Total Immunology, Hepatology and Dermatology	4 868	4 222	15	16

Ophthalmology
Lucentis	1 933	2 086	-7	-8

Xiidra	376	192	96	95

Beovu	190	35	nm	nm

Other	1 911	2 463	-22	-22

Total Ophthalmology	4 410	4 776	-8	-8

Neuroscience
Gilenya	3 003	3 223	-7	-7

Zolgensma	920	361	155	151

Mayzent	170	26	nm	nm

Aimovig	164	103	59	57

Kesimpta	15		nm	nm

Other	51	60	-15	-15

Total Neuroscience	4 323	3 773	15	14

Cardiovascular, Renal and Metabolism
Entresto	2 497	1 726	45	44

Other	1	24	-96	-99

Total Cardiovascular, Renal and Metabolism	2 498	1 750	43	42

Respiratory
Xolair	1 251	1 173	7	8

Ultibro Group	623	630	-1	-1

Other	26	22	18	17

Total Respiratory	1 900	1 825	4	5

Established Medicines
Galvus Group	1 199	1 297	-8	-5

Diovan Group	1 003	1 064	-6	-4

Exforge Group	980	1 025	-4	-3

Zortress/Certican	452	485	-7	-7

Neoral/Sandimmun(e)	393	419	-6	-6

Voltaren/Cataflam	360	417	-14	-12

Other	1 916	2 291	-16	-15

Total Established Medicines	6 303	6 998	-10	-8

Total Novartis Pharmaceuticals business unit	24 302	23 344	4	5

Total division net sales	39 013	37 714	3	4

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2020
Fourth quarter
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	686	12	423	19	15	1 109	15	13

Gilenya	Neuroscience	Relapsing multiple sclerosis	381	-12	379	3	-2	760	-5	-8

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	362	27	354	52	45	716	38	35

Tasigna	Oncology	Chronic myeloid leukemia	221	6	292	3	0	513	4	3

Lucentis	Ophthalmology	Age-related macular degeneration			530	3	-2	530	3	-2

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	223	21	248	27	24	471	24	23

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	149	19	259	12	10	408	15	13

Sandostatin	Oncology	Carcinoid tumors and acromegaly	211	-7	152	-14	-16	363	-10	-11

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV)			376	28	24	376	28	24

Xolair [1]	Respiratory	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			335	11	8	335	11	8

Galvus Group	Established Medicines	Type 2 diabetes			293	-14	-14	293	-14	-14

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	70	-10	221	-6	-9	291	-7	-9

Afinitor/Votubia	Oncology	Breast cancer/TSC	157	-36	102	-16	-18	259	-29	-30

Diovan Group	Established Medicines	Hypertension	31	63	193	-22	-23	224	-16	-17

Exforge Group	Established Medicines	Hypertension	3	200	244	0	-2	247	1	-1

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	106	-27	148	nm	nm	254	37	33

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	113	38	127	32	27	240	35	32

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	82	4	102	34	30	184	19	18

Exjade/Jadenu	Oncology	Chronic iron overload	25	-74	131	-4	-7	156	-32	-35

Votrient	Oncology	Renal cell carcinoma	59	-20	88	-15	-16	147	-17	-18

Top 20 products total			2 879	0	4 997	9	5	7 876	5	3

Rest of portfolio			774	-8	1 583	0	-3	2 357	-3	-5

Total division sales			3 653	-2	6 580	6	3	10 233	3	1

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2020
Full year
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	2 516	13	1 479	11	12	3 995	13	13

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 562	-10	1 441	-3	-3	3 003	-7	-7

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	1 277	38	1 220	52	52	2 497	45	44

Tasigna	Oncology	Chronic myeloid leukemia	859	7	1 099	2	3	1 958	4	5

Lucentis	Ophthalmology	Age-related macular degeneration			1 933	-7	-8	1 933	-7	-8

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	833	21	905	25	26	1 738	23	23

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	569	18	973	14	15	1 542	15	16

Sandostatin	Oncology	Carcinoid tumors and acromegaly	837	-5	602	-14	-13	1 439	-9	-8

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV)			1 339	20	20	1 339	20	20

Xolair [1]	Respiratory	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			1 251	7	8	1 251	7	8

Galvus Group	Established Medicines	Type 2 diabetes			1 199	-8	-5	1 199	-8	-5

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	315	-6	873	-6	-6	1 188	-6	-6

Afinitor/Votubia	Oncology	Breast cancer/TSC	644	-36	439	-18	-17	1 083	-30	-29

Diovan Group	Established Medicines	Hypertension	124	44	879	-10	-8	1 003	-6	-4

Exforge Group	Established Medicines	Hypertension	16	23	964	-5	-3	980	-4	-3

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	459	50	461	nm	nm	920	155	151

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	400	32	473	29	30	873	30	31

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	318	27	369	60	65	687	43	45

Exjade/Jadenu	Oncology	Chronic iron overload	138	-69	515	-2	-2	653	-33	-33

Votrient	Oncology	Renal cell carcinoma	259	-22	376	-11	-10	635	-16	-15

Top 20 products total			11 126	3	18 790	6	7	29 916	5	5

Rest of portfolio			3 216	8	5 881	-5	-5	9 097	-1	0

Total division sales			14 342	4	24 671	3	4	39 013	3	4

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.

nm = not meaningful

Sandoz Division net sales by business franchise
Fourth quarter
	Q4 2020	Q4 2019	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	1 887	1 907	-1	-2

Biopharmaceuticals	514	425	21	16

Anti-Infectives	136	151	-10	-14

Total division net sales	2 537	2 483	2	0

[1] Of which USD 184 million (2019: USD 197 million) represents Anti-Infectives sold under Sandoz name
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.
Full year
	FY 2020	FY 2019	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	7 244	7 590	-5	-4

Biopharmaceuticals	1 928	1 607	20	19

Anti-Infectives	474	534	-11	-12

Total division net sales	9 646	9 731	-1	0

[1] Of which USD 694 million (2019: USD 784 million) represents Anti-Infectives sold under Sandoz name
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 55.
The product portfolio of Sandoz is widely spread in 2020 and 2019.
Segmentation – Other revenue
Fourth quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019

Profit sharing income	210	190					210	190

Royalty income	27	25	6	6	6	5	39	36

Milestone income	2	43		7			2	50

Other [1]	7	28	2	9			9	37

Total other revenues	246	286	8	22	6	5	260	313

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
Full year
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019

Profit sharing income	835	732		2			835	734

Royalty income	107	104	25	19	168	24	300	147

Milestone income	39	201	11	30			50	231

Other [1]	37	55	17	12			54	67

Total other revenues	1 018	1 092	53	63	168	24	1 239	1 179

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

10. Discontinued operations
Discontinued operations included in 2019 the operational results from the Alcon eye care devices business and certain Corporate activities attributable to the Alcon business prior to the spin-off, the gain on distribution of Alcon Inc. to Novartis AG shareholders, and certain other expenses related to the Distribution (refer to Note 3 for further details).
The Alcon eye care devices business researched, discovered, developed, manufactured, distributed and sold a broad range of eye care products. Alcon was organized into two global business franchises, Surgical and Vision Care. Alcon also provided services, training, education and technical support for both the Surgical and Vision Care businesses.
Consolidated income statement
(USD millions)	Q4 2019 [1]	FY 2019

Net sales to third parties from discontinued operations		1 777

Sales to continuing segments		32

Net sales from discontinued operations		1 809

Cost of goods sold		-860

Gross profit from discontinued operations		949

Selling, general and administration		-638

Research and development		-142

Other income		15

Other expense		-113

Operating income from discontinued operations		71

as % of net sales		4.0%

Interest expense		-10

Other financial income and expense		-3

Income before taxes from discontinued operations		58

Taxes		-159

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders		-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders [2]		4 691

Net income from discontinued operations [2]		4 590

[1] As the Alcon spin-off was completed on April 9, 2019, there were no results of operations from the Alcon business in Q4 2019.
[2] See Note 3 for further details on the non-taxable non-cash gain on distribution of Alcon Inc. to Novartis AG shareholders recognized on April 8, 2019, date of Distribution.
Supplemental disclosures related to the Alcon business distributed to Novartis AG shareholders
Cash flows used in investing activities from discontinued operations
Cash flows used in investing activities from discontinued operations include the investing activities of the Alcon business and cash outflows for transaction-related expenditures attributable to the series of portfolio transformation transactions completed in 2015.
(USD millions)	Q4 2020	Q4 2019	FY 2020	FY 2019

Payments attributable to the spin-off of the Alcon business	-2	-3	-39	-29

Divested cash and cash equivalents				-628

Cash flows attributable to the spin-off of the Alcon business	-2	-3	-39	-657

Other cash flows used in investing activities, net		-54	-88	-502

Net cash flows used in investing activities from discontinued operations	-2	-57	-127	-1 159

Cash flows from financing activities from discontinued operations
In 2020, the net cash outflows used in financing activities from discontinued operations of USD 50 million (Q4 2020: USD 13 million) was for transaction cost payments directly attributable to the distribution (spin-off) of the Alcon business to Novartis AG shareholders.
In 2019, the net cash inflows from financing activities from discontinued operations of USD 3.3 billion (Q4 2019: USD 22 million net cash outflows) included mainly USD 3.5 billion (Q4 2019: nil) from Alcon borrowings, partly offset by USD 0.2 billion (Q4 2019: USD 22 million) transaction cost payments directly attributable to the distribution (spin-off) of the Alcon business to Novartis AG shareholders (see Note 3).

Significant transaction closed in 2019
In March 2019, Alcon acquired PowerVision, Inc. (PowerVision), a privately-held, US-based medical device development company focused on developing accommodative, implantable intraocular lenses. The fair value of the total purchase consideration was USD 424 million. The amount consisted of an initial cash payment of USD 289 million and the fair value of the contingent consideration of USD 135 million, due to PowerVision shareholders, which they are eligible to receive upon the achievement of specified regulatory and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 418 million, consisting of intangible assets, of USD 505 million, net deferred tax liabilities of USD 93 million, other net assets of USD 6 million, and goodwill of USD 6 million. The 2019 results of operations since the date of the acquisition were not material.
For additional information related to the distribution (spin-off) of the Alcon business to Novartis AG shareholders, effected through a dividend in kind distribution that was completed on April 8, 2019, refer to Note 3.
11. Events subsequent to the December 31, 2020, consolidated balance sheet date
Significant transactions
Significant transactions not closed as of January 25, 2021
In November 2020 and in January 2021, Novartis entered into long-term research and development agreements, both of which did not close as of January 25, 2021.
Significant transaction closed in January 2021
In December 2020, Novartis entered into a business acquisition agreement that closed on January 21, 2021, with an estimated fair value purchase price of USD 235 million.
For additional information on these transactions, see Note 31 to the Consolidated Financial Statements of the Annual Report 2020.
Dividend proposal for 2020 and approval of the Group’s 2020 consolidated financial statements
On January 25, 2021, the Novartis AG Board of Directors proposed the acceptance of the 2020 consolidated financial statements of the Novartis Group for approval by the Annual General Meeting on March 2, 2021. Furthermore, also on January 25, 2021, the Board proposed a dividend of CHF 3.00 per share to be approved at the Annual General Meeting on March 2, 2021. If approved, total dividend payments would amount to approximately USD 7.7 billion (2019: USD 7.0 billion), using the CHF/USD December 31, 2020, exchange rate.

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies, free cash flow and net debt.
Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Group performance, these non-IFRS measures have limitations, and the Group’s performance management process is not solely restricted to these metrics.
Core results
The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
As an internal measure of Group performance, the core results measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD, using the average exchange rates from the prior year and comparing them to the prior-year values in USD.
We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Fourth quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019

IFRS operating income from continuing operations	2 386	2 210	372	-195	-114	-192	2 644	1 823

Amortization of intangible assets	827	737	66	75			893	812

Impairments

Intangible assets	192	190	51	459			243	649

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	28	5	4	-1			32	4

Other property, plant and equipment		9		27				36

Total impairment charges	220	204	55	485			275	689

Acquisition or divestment of businesses and related items

- Income	-2	-1			-6	-29	-8	-30

- Expense	17	30			10	32	27	62

Total acquisition or divestment of businesses and related items, net	15	29			4	3	19	32

Other items

Divestment gains	-170	-461	-27		12		-185	-461

Financial assets - fair value adjustments	-91	35			21	-24	-70	11

Restructuring and related items

- Income	-22	-20	-11	-4	-7	-1	-40	-25

- Expense	169	171	64	120	9	31	242	322

Legal-related items

- Income				-1				-1

- Expense	15	280	8	12			23	292

Additional income	-130	-63	-1		-219	-6	-350	-69

Additional expense	-7		2	25	55	12	50	37

Total other items	-236	-58	35	152	-129	12	-330	106

Total adjustments	826	912	156	712	-125	15	857	1 639

Core operating income from continuing operations	3 212	3 122	528	517	-239	-177	3 501	3 462

as % of net sales	31.4%	31.5%	20.8%	20.8%			27.4%	27.9%

Income from associated companies					141	150	141	150

Core adjustments to income from associated companies, net of tax					88	92	88	92

Interest expense							-201	-203

Other financial income and expense							-25	-11

Core adjustments to other financial income and expense							5	6

Taxes, adjusted for above items (core taxes)							-475	-511

Core net income from continuing operations							3 034	2 985

Core net income							3 034	2 985

Core net income attributable to shareholders of Novartis AG							3 029	2 981

Core basic EPS from continuing operations (USD) [1]							1.34	1.32

Core basic EPS (USD) [1]							1.34	1.32

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Full year
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019

IFRS operating income from continuing operations	9 172	9 287	1 043	551	-63	-752	10 152	9 086

Amortization of intangible assets	2 999	2 447	366	314			3 365	2 761

Impairments

Intangible assets	759	632	141	503			900	1 135

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	321	83	112	69			433	152

Other property, plant and equipment		10	2	33			2	43

Total impairment charges	1 080	725	255	605			1 335	1 330

Acquisition or divestment of businesses and related items

- Income	-5	-8			-73	-108	-78	-116

- Expense	107	87	22		89	115	218	202

Total acquisition or divestment of businesses and related items, net	102	79	22		16	7	140	86

Other items

Divestment gains	-348	-1 091	-27		-39	2	-414	-1 089

Financial assets - fair value adjustments	-153	-18			-183	-20	-336	-38

Restructuring and related items

- Income	-36	-58	-30	-7	-28	-6	-94	-71

- Expense	484	509	252	390	35	113	771	1 012

Legal-related items

- Income				-32				-32

- Expense	555	999	406	156	-26		935	1 155

Additional income	-264	-316	-6	-4	-361	-95	-631	-415

Additional expense	54	87	53	121	86	119	193	327

Total other items	292	112	648	624	-516	113	424	849

Total adjustments	4 473	3 363	1 291	1 543	-500	120	5 264	5 026

Core operating income from continuing operations	13 645	12 650	2 334	2 094	-563	-632	15 416	14 112

as % of net sales	35.0%	33.5%	24.2%	21.5%			31.7%	29.7%

Income from associated companies	1	1	2	2	670	656	673	659

Core adjustments to income from associated companies, net of tax					424	427	424	427

Interest expense							-869	-850

Other financial income and expense							-78	45

Core adjustments to other financial income and expense							-5	11

Taxes, adjusted for above items (core taxes)							-2 403	-2 300

Core net income from continuing operations							13 158	12 104

Core net income from discontinued operations [1]								278

Core net income							13 158	12 382

Core net income attributable to shareholders of Novartis AG							13 159	12 377

Core basic EPS from continuing operations (USD) [2]							5.78	5.28

Core basic EPS from discontinued operations (USD) [2]								0.12

Core basic EPS (USD) [2]							5.78	5.40

[1] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 63.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Fourth quarter
(USD millions unless indicated otherwise)	Q4 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q4 2020 Core results	Q4 2019 Core results

Gross profit from continuing operations	8 813	866	234	13	30	9 956	9 679

Operating income from continuing operations	2 644	893	275	19	-330	3 501	3 462

Income before taxes from continuing operations	2 559	981	275	19	-325	3 509	3 496

Taxes from continuing operations [5]	-460					-475	-511

Net income from continuing operations	2 099					3 034	2 985

Net income	2 099					3 034	2 985

Basic EPS from continuing operations (USD) [6]	0.92					1.34	1.32

Basic EPS (USD) [6]	0.92					1.34	1.32

The following are adjustments to arrive at core gross profit

Cost of goods sold	-4 217	866	234	13	30	-3 074	-3 037

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 924			1	15	-3 908	-3 922

Research and development	-2 333	27	9			-2 297	-2 193

Other income	643			-8	-620	15	149

Other expense	-555		32	13	245	-265	-251

The following are adjustments to arrive at core income before taxes

Income from associated companies	141	88				229	242

Other financial income and expense	-25				5	-20	-5

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 88 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration and other expense include net charges related to acquisitions; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes expenses related to COVID-19 donations; cost of goods sold also includes adjustments to contingent considerations; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and adjustments to environmental provisions; other income also includes net gains from the divestment of products, a fair value adjustment on a contingent receivable and adjustments to provisions; other expense includes legal-related items; other financial income and expense includes a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 950 million to arrive at the core results before tax amounts to USD 15 million. The average tax rate on the adjustments is 1.6%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Full year
(USD millions unless indicated otherwise)	FY 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2020 Core results	FY 2019 Core results

Gross profit from continuing operations	34 777	3 301	377	70	138	38 663	37 392

Operating income from continuing operations	10 152	3 365	1 335	140	424	15 416	14 112

Income before taxes from continuing operations	9 878	3 789	1 335	140	419	15 561	14 404

Taxes from continuing operations [5]	-1 807					-2 403	-2 300

Net income from continuing operations	8 071					13 158	12 104

Net income from discontinued operations [6]							278

Net income	8 071					13 158	12 382

Basic EPS from continuing operations (USD) [7]	3.55					5.78	5.28

Basic EPS from discontinued operations (USD) [7]							0.12

Basic EPS (USD) [7]	3.55					5.78	5.40

The following are adjustments to arrive at core gross profit

Other revenues	1 239				-136	1 103	1 113

Cost of goods sold	-15 121	3 301	377	70	274	-11 099	-11 219

The following are adjustments to arrive at core operating income

Selling, general and administration	-14 197			16	88	-14 093	-14 319

Research and development	-8 980	64	523	3	-94	-8 484	-8 386

Other income	1 742		-6	-78	-1 335	323	495

Other expense	-3 190		441	129	1 627	-993	-1 070

The following are adjustments to arrive at core income before taxes

Income from associated companies	673	424				1 097	1 086

Other financial income and expense	-78				-5	-83	56

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 424 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes an impairment reversal related to property, plant and equipment; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration, research and development and other expense include net charges related to acquisitions; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: other revenues includes a settlement of royalties; cost of goods sold includes the cumulative amount of the depreciation up to December 31, 2019, recognized with the reclassification of property, plant and equipment out of assets of disposal group held for sale (see Note 3); cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; cost of goods sold and research and development also include adjustments to contingent considerations; selling, general and administration and other expense include expenses related to COVID-19 donations; selling, general and administration also includes adjustments to provisions; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, and adjustments to environmental provisions; other income also includes net gains from the divestment of products, a fair value adjustment on a contingent receivable and adjustments to provisions; other expense includes adjustments to legal provisions, legal-related items and a termination fee; other financial income and expense includes a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 5.7 billion to arrive at the core results before tax amounts to USD 596 million. The average tax rate on the adjustments is 10.5%.

[6] For details on discontinued operations reconciliation from IFRS to core net income please refer to page 63.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines
Fourth quarter
(USD millions)	Q4 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q4 2020 Core results	Q4 2019 Core results

Gross profit	7 572	800	192	13	12	8 589	8 336

Operating income	2 386	827	220	15	-236	3 212	3 122

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 097	800	192	13	12	-2 080	-2 037

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 211			1	11	-3 199	-3 202

Research and development	-2 082	27				-2 055	-1 981

Other income	422			-2	-369	51	131

Other expense	-315		28	3	110	-174	-162

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: cost of goods sold includes impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration and other expense include net charges related to acquisitions; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; cost of goods sold also includes adjustments to contingent considerations; selling, general and administration includes expenses related to COVID-19 donations; other income and other expense include fair value adjustments on financial assets; other income also includes net gains from the divestment of products and financial assets and adjustments to provisions; other expense includes legal-related items

Full year
(USD millions)	FY 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2020 Core results	FY 2019 Core results

Gross profit	29 896	2 935	250	48	146	33 275	32 100

Operating income	9 172	2 999	1 080	102	292	13 645	12 650

The following are adjustments to arrive at core gross profit

Cost of goods sold	-10 927	2 935	250	48	146	-7 548	-7 423

The following are adjustments to arrive at core operating income

Selling, general and administration	-11 657			16	58	-11 583	-11 582

Research and development	-8 118	64	509	3	-94	-7 636	-7 585

Other income	922		-1	-5	-687	229	347

Other expense	-1 871		322	40	869	-640	-630

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration, research and development and other expense include net charges related to acquisitions; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; cost of goods sold and research and development also include adjustments to contingent considerations; selling, general and administration includes expenses related to COVID-19 donations and adjustments to provisions; other income and other expense include fair value adjustments on financial assets; other income also includes net gains from the divestment of products and financial assets and adjustments to provisions; other expense includes legal-related items and a termination fee

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz
Fourth quarter
(USD millions)	Q4 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q4 2020 Core results	Q4 2019 Core results

Gross profit	1 214	66	42		18	1 340	1 311

Operating income	372	66	55		35	528	517

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 383	66	42		18	-1 257	-1 217

The following are adjustments to arrive at core operating income

Selling, general and administration	-572				4	-568	-574

Research and development	-251		9			-242	-212

Other income	93				-39	54	40

Other expense	-112		4		52	-56	-48

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold and other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; selling, general and administration includes expenses related to COVID-19 donations; other income includes net gains from the divestment of a product and adjustments to provisions; other expense includes legal-related items

Full year
(USD millions)	FY 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2020 Core results	FY 2019 Core results

Gross profit	4 636	366	127	22	128	5 279	5 180

Operating income	1 043	366	255	22	648	2 334	2 094

The following are adjustments to arrive at core gross profit

Cost of goods sold	-5 252	366	127	22	128	-4 609	-4 755

The following are adjustments to arrive at core operating income

Selling, general and administration	-2 076				30	-2 046	-2 203

Research and development	-862		14			-848	-801

Other income	176		-5		-62	109	127

Other expense	-831		119		552	-160	-209

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes an impairment reversal related to property, plant and equipment; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold includes net charges related to an acquisition
[4] Other items: cost of goods sold includes the cumulative amount of the depreciation up to December 31, 2019, recognized with the reclassification of property, plant and equipment out of assets of disposal group held for sale (see Note 3); cost of goods sold and other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes expenses related to COVID-19 donations and adjustments to provisions; other income includes net gains from the divestment of a product and adjustments to provisions; other expense includes a legal provision and legal-related items

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate
Fourth quarter
(USD millions)	Q4 2020 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q4 2020 Core results	Q4 2019 Core results

Gross profit	27					27	32

Operating loss	-114			4	-129	-239	-177

The following are adjustments to arrive at core operating loss

Other income	128			-6	-212	-90	-22

Other expense	-128			10	83	-35	-41

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[2] Other items: other income and other expense include fair value adjustments and divestment gains and losses on financial assets, adjustments to environmental provisions and restructuring income and charges and related items; other income also includes a fair value adjustment on a contingent receivable and adjustments to provisions

Full year
(USD millions)	FY 2020 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	FY 2020 Core results	FY 2019 Core results

Gross profit	245				-136	109	112

Operating loss	-63			16	-516	-563	-632

The following are adjustments to arrive at core gross profit

Other revenues	168				-136	32	24

The following are adjustments to arrive at core operating loss

Other income	644			-73	-586	-15	21

Other expense	-488			89	206	-193	-231

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[2] Other items: other revenues includes a settlement of royalties; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, adjustments to environmental provisions and restructuring income and charges and related items; other income also includes a fair value adjustment on a contingent receivable and adjustments to provisions; other expense includes adjustments to legal provisions and expenses related to COVID-19 donations

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinued operations 2019
Fourth quarter
As the Alcon spin-off was completed on April 9, 2019, there were no results of operations from the Alcon business in Q4 2019.
Full year
(USD millions)	FY 2019 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment of businesses and related items [2]	Other items [3]	FY 2019 Core results

Gross profit	949	165			9	1 123

Operating income of discontinued operations	71	167			112	350

Income before taxes of discontinued operations	58					337

Taxes [4]	-159					-59

Net loss/income from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders	-101					278

Gain on distribution of Alcon Inc. to Novartis AG shareholders	4 691			-4 691

Net income from discontinued operations	4 590					278

Basic EPS (USD) [5]	2.00					0.12

The following are adjustments to arrive at core gross profit

Cost of goods sold	-860	165			9	-686

The following are adjustments to arrive at core operating income

Selling, general and administration	-638				14	-624

Research and development	-142	2			4	-136

Other income	15				-3	12

Other expense	-113				88	-25

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Acquisition or divestment of businesses and related items represents the non-taxable non-cash gain adjustment related to the distribution of Alcon Inc. (spin-off) to Novartis AG shareholders
[3] Other items: cost of goods sold, selling, general and administration, research and development and other expense include other restructuring charges and related items; research and development also includes amortization of option rights and the fair value adjustment of a contingent consideration liability; other income includes fair value adjustments on a financial asset; other expense also includes legal-related items

[4] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments, excluding the non-taxable non-cash gain on the distribution (spin-off) of Alcon Inc. to Novartis AG shareholders of USD 279 million to arrive at the core results before tax amounts to USD 100 million. The 2019 core tax rate, excluding the effect of the gain on the distribution of Alcon Inc. to Novartis AG shareholders, is 17.5%.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Income from associated companies
(USD millions)	Q4 2020	Q4 2019	FY 2020	FY 2019

Share of estimated Roche reported results	187	215	913	910

Prior-year adjustment			-64	-129

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-45	-63	-172	-162

Partial release of deferred tax liability recognized				43

Net income effect from Roche Holding AG	142	152	677	662

Others	-1	-2	-4	-3

Income from associated companies	141	150	673	659

Core income from associated companies
(USD millions)	Q4 2020	Q4 2019	FY 2020	FY 2019

Income from associated companies	141	150	673	659

Share of estimated Roche core adjustments	88	92	322	266

Roche prior year adjustment			102	161

Core income from associated companies	229	242	1 097	1 086

Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debt less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
Condensed consolidated changes in net debt - Fourth quarter
(USD millions)	Q4 2020	Q4 2019

Change in cash and cash equivalents	664	2 734

Change in marketable securities, commodities, financial debts and financial derivatives	209	759

Change in net debt	873	3 493

Net debt at October 1	-25 354	-19 431

Net debt at December 31	-24 481	-15 938

Condensed consolidated changes in net debt - Full year
(USD millions)	FY 2020	FY 2019

Change in cash and cash equivalents	-1 454	-2 159

Change in marketable securities, commodities, financial debts and financial derivatives	-7 089	2 405

Change in net debt	-8 543	246

Net debt at January 1	-15 938	-16 184

Net debt at December 31	-24 481	-15 938

Components of net debt
(USD millions)	Dec 31, 2020	Dec 31, 2019

Non-current financial debts	-26 259	-20 353

Current financial debts and derivative financial instruments	-9 785	-7 031

Total financial debt	-36 044	-27 384

Less liquidity:

Cash and cash equivalents	9 658	11 112

Marketable securities, commodities, time deposits and derivative financial instruments	1 905	334

Total liquidity	11 563	11 446

Net debt at December 31	-24 481	-15 938

Share information
	Dec 31, 2020	Dec 31, 2019

Number of shares outstanding	2 256 822 048	2 265 008 488

Registered share price (CHF)	83.65	91.90

ADR price (USD)	94.43	94.69

Market capitalization (USD billions) [1]	214.3	214.8

Market capitalization (CHF billions) [1]	188.8	208.2

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Free cash flow
Novartis defines free cash flow as net cash flows from operating activities and cash flows from investing activities associated with purchases and sales of property, plant and equipment, of intangible assets, of financial assets and of other non-current assets. Excluded from free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interests in associated companies, purchases and sales of marketable securities and commodities and net cash flows from financing activities.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.
Fourth quarter
(USD millions)	Q4 2020	Q4 2019

Operating income from continuing operations	2 644	1 823

Adjustments for non-cash items
Depreciation, amortization and impairments	1 548	1 948

Change in provisions and other non-current liabilities	75	471

Other	-171	-363

Operating income adjusted for non-cash items	4 096	3 879

Dividends received from associated companies and others	1	0

Interest and other financial receipts	181	9

Interest and other financial payments	-232	-261

Taxes paid	-618	-681

Payments out of provisions and other net cash movements in non-current liabilities	-645	-262

Change in inventory and trade receivables less trade payables	1 000	480

Change in other net current assets and other operating cash flow items	222	376

Net cash flows from operating activities from continuing operations	4 005	3 540

Purchases of property, plant and equipment	-521	-461

Proceeds from sale of property, plant and equipment	82	48

Purchases of intangible assets	-502	-175

Proceeds from sale of intangible assets	176	552

Purchases of financial assets	-105	-79

Proceeds from sale of financial assets [1]	212	90

Purchases of other non-current assets	-7	-26

Proceeds from sale of other non-current assets	2	-1

Free cash flow from continuing operations	3 342	3 488

Total free cash flow	3 342	3 488

[1] For the fourth quarter of 2020 free cash flow, proceeds from the sales of financial assets excludes the cash inflows from the sale of a portion of the Alcon Inc. shares recognized by certain consolidated foundations through the Alcon spin-off, which amounted to USD 44 million (Q4 2019: USD 320 million). See Note 3.

Free cash flow
Full year
(USD millions)	FY 2020	FY 2019

Operating income from continuing operations	10 152	9 086

Adjustments for non-cash items
Depreciation, amortization and impairments	6 129	5 788

Change in provisions and other non-current liabilities	1 411	1 871

Other	260	-476

Operating income adjusted for non-cash items	17 952	16 269

Dividends received from associated companies and others	490	463

Interest and other financial receipts	511	242

Interest and other financial payments	-742	-826

Taxes paid	-1 833	-1 876

Payments out of provisions and other net cash movements in non-current liabilities	-2 437	-924

Change in inventory and trade receivables less trade payables	-730	-809

Change in other net current assets and other operating cash flow items	439	1 008

Net cash flows from operating activities from continuing operations	13 650	13 547

Purchases of property, plant and equipment	-1 275	-1 379

Proceeds from sale of property, plant and equipment	88	857

Purchases of intangible assets	-1 310	-878

Proceeds from sale of intangible assets	380	973

Purchases of financial assets	-230	-302

Proceeds from sale of financial assets [1]	447	176

Purchases of other non-current assets	-61	-60

Proceeds from sale of other non-current assets	2	3

Free cash flow from continuing operations	11 691	12 937

Free cash flow from discontinued operations [2]		-62

Total free cash flow	11 691	12 875

[1] For the free cash flow, proceeds from the sales of financial assets excludes the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 276 million (2019: USD 976 million). See Note 3.

[2] In 2019, the free cash flow from discontinued operations was a cash outflow of USD 62 million consisting of USD 78 million net cash inflows from operating activities from discontinued operations, USD 1.2 billion net cash flows used in investing activities from discontinued operations adjusted by USD 362 million of net cash outflows for acquisition and divestments of businesses and by USD 657 million for cash outflows attributable to the spin-off of the Alcon business.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q4 2020	Average rates Q4 2019	Average rates FY 2020	Average rates FY 2019	Period-end rates Dec 31, 2020	Period-end rates Dec 31, 2019

1 CHF	1.106	1.010	1.066	1.006	1.135	1.032

1 CNY	0.151	0.142	0.145	0.145	0.153	0.144

1 EUR	1.192	1.107	1.141	1.120	1.229	1.121

1 GBP	1.320	1.287	1.283	1.277	1.365	1.313

100 JPY	0.957	0.920	0.937	0.918	0.970	0.920

100 RUB	1.312	1.569	1.389	1.546	1.337	1.613

Currency impact on key figures

The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.

Fourth quarter
	Change in USD % Q4 2020	Change in constant currencies % Q4 2020	Percentage point currency impact Q4 2020	Change in USD % Q4 2019	Change in constant currencies % Q4 2019	Percentage point currency impact Q4 2019

Total Group – Continuing operations
Net sales to third parties	3	1	2	8	9	-1

Operating income	45	51	-6	34	37	-3

Net income	86	93	-7	-7	-6	-1

Basic earnings per share (USD)	84	93	-9	-6	-4	-2

Core operating income	1	2	-1	11	13	-2

Core net income	2	3	-1	11	13	-2

Core basic earnings per share (USD)	2	3	-1	14	15	-1

Innovative Medicines
Net sales to third parties	3	1	2	10	11	-1

Operating income	8	12	-4	70	73	-3

Core operating income	3	3	0	13	14	-1

Sandoz
Net sales to third parties	2	0	2	1	2	-1

Operating income	nm	nm	nm	nm	nm	nm

Core operating income	2	3	-1	7	10	-3

Corporate
Operating loss	41	45	-4	-10	-11	1

Core operating loss	-35	-28	-7	-27	-29	2

nm = not meaningful

Currency impact on key figures
Full year
	Change in USD % FY 2020	Change in constant currencies % FY 2020	Percentage point currency impact FY 2020	Change in USD % FY 2019	Change in constant currencies % FY 2019	Percentage point currency impact FY 2019

Total Group – Continuing operations
Net sales to third parties	3	3	0	6	9	-3

Operating income	12	19	-7	8	14	-6

Net income	13	20	-7	-44	-41	-3

Basic earnings per share (USD)	14	21	-7	-43	-40	-3

Core operating income	9	13	-4	12	17	-5

Core net income	9	12	-3	11	15	-4

Core basic earnings per share (USD)	9	13	-4	12	17	-5

Innovative Medicines
Net sales to third parties	3	4	-1	8	11	-3

Operating income	-1	4	-5	18	24	-6

Core operating income	8	11	-3	13	18	-5

Sandoz
Net sales to third parties	-1	0	-1	-1	2	-3

Operating income	89	106	-17	-59	-53	-6

Core operating income	11	15	-4	5	10	-5

Corporate
Operating loss	nm	nm	nm	6	4	2

Core operating loss	11	14	-3	-6	-9	3

nm = not meaningful

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “next wave,” “transformative,” “continuing,” “progressing,” “guidance,” “will result,” “looking ahead,” “confident,” “progress,” “to execute,” “continue,” “expect,” “remains,” “to maintain,” “continues,” “to evolve,” “to take,” “to help,” “remain,” “remains,” “to grow,” “continues,” “to evolve,” “continue,” “to help,” “remain,” “to meet,” “ongoing,” “allowing,” “launch,” “addresses,” “to work,” “undertaking,” “to develop,” “investigating,” “growing,” “growth,” “to support,” “expected,” “to be,” “assume,” “would,” “estimates,” “to advance,” “to solidify,” “committed,” “enabling” “to progress,” “allowing,” “anticipate,” “pipelines,” “to supplement,” “investigational,” “taking,” “will,” “estimated,” “impact,” “submissions,” “focus,” “launches,” “innovation,” “potential,” “pipeline,” “priority,” “outlook,” “unforeseen,” “forecast,” “prevail,” “enter,” “to improve,” “transformative,” “manageable disruptions,” “ongoing disruptions,” “to delay,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the impact of the COVID-19 pandemic on certain therapeutic areas including dermatology, ophthalmology and the Sandoz retail business, and on drug development operations; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our not-for-profit portfolio of 15 medicines from the Sandoz division for symptomatic treatment of COVID-19 and our collaboration with Molecular Partners to develop, manufacture and commercialize potential medicines for the prevention and treatment of COVID-19. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics by mid 2021; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, including BeiGene, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

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About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 9:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Novartis issued its 2020 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2020 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2020 Novartis in Society ESG Report today, and it is available at www.novartis.com.

Important dates
March 2, 2021	Annual General Meeting
April 27, 2021	First quarter results
July 21, 2021	Second quarter & Half Year 2021 results
October 26, 2021	Third quarter & Nine Months 2021 results

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